FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. AZN: Full year and Q4 2021 results

AstraZeneca PLC
10 February 2022 07:00 GMT

Full year and Q4 2021 results

Total Revenue increased by 41% and Core EPS by 32% in a year of exceptional pipeline and commercial delivery, coupled with accelerated strategic transformation through the acquisition of Alexion

●        Total Revenue increased 41% (38% at CER1) to $37,417m including COVID-19 vaccine revenues. Total Revenue excluding vaccine increased 26% (23% at CER) to $33,436m. In Q4 2021, Total Revenue increased 62% (63% CER) to $12,011m

●        Reported2 EPS3 of $0.08 (FY 2020: $2.44) and Core4 EPS of $5.29 (FY 2020: $4.02)

●        14 positive Phase III readouts across nine medicines in 2021, and 22 regulatory approvals and authorisations in major markets including five NMEs5

●        FY 2022 guidance at CER of a high-teens percentage increase in Total Revenue and a mid-to-high twenties percentage increase in Core EPS

●        Reflecting increased confidence in future growth and cash generation, the Board intends to increase the annualised dividend by $0.10 to $2.90, and has approved a second interim dividend for FY 2021 of $1.97, payable in March 2022. This results in a total dividend declared for FY 2021 of $2.87

Pascal Soriot, Chief Executive Officer, AstraZeneca, said: "AstraZeneca continued on its strong growth trajectory in 2021, with industry-leading R&D productivity, five of our medicines crossing new blockbuster thresholds, and the acquisition and integration of Alexion. We also delivered on our promise of broad and equitable access to our COVID-19 vaccine with 2.5 billion doses released for supply around the world, and we made good progress on reducing our greenhouse gas emissions.

Growth was well balanced across our strategic areas of focus, and we saw double-digit growth in all major regions, including Emerging Markets despite some headwinds in China.

The positive news from our pipeline, including approvals for Evusheld and Tezspire, supports the outlook for 2022. This, along with the transformative acquisition of Alexion, means that we are confident in our long term growth and profitability. After a landmark year in 2021, we are increasing the dividend for our shareholders."

Table 1: Revenue and EPS summary

		FY 2021			Q4 2021
		Actual %	CER %		Actual %	CER %
	$m	Change	change	$m	Change	change
- Product Sales	36,541	41	38	11,498	64	65
- Collaboration Revenue	876	20	20	513	29	29
Total Revenue	37,417	41	38	12,011	62	63
Reported EPS	$0.08	(97)	(84)	$(0.22)	n/m6	n/m
Core EPS	$5.29	32	37	$1.67	56	74

The differences between Reported and Core measures are primarily due to items related to the acquisition of Alexion, amortisation of intangibles, as well as impairments and restructuring charges, of which $1,030m in the year related to the Group Review detailed below. A full reconciliation between Reported EPS and Core EPS is provided in Tables 17 and 18 in the Financial performance section of this document. The differences between Actual Change and CER Change are due to foreign exchange movements between corresponding periods in 2021 vs 2020.

Key elements of Total Revenue performance in FY 2021

-    An increase in Product Sales of 41% (38% at CER) to $36,541m

-    Among AstraZeneca's thirteen7 blockbuster medicines in 2021, five medicines crossed new thresholds: Tagrisso ($5bn+), Farxiga ($3bn+), Lynparza ($2bn+), Calquence ($1bn+) and Fasenra ($1bn+)

-    Following completion of the Alexion acquisition on 21 July 2021, Rare Disease medicines generated 8% of AstraZeneca's FY 2021 Total Revenue, growing 8% (9% CER) on a pro-rata basis to $3,071m

-    Growth of 19% (17% at CER) in Oncology to $13,663m, 13% (9% at CER) in CVRM8 to $8,034m, and 13% (9% at CER) in R&I9 to $6,049m

-    In the US, Total Revenue increased by 38% to $12,228m. In Europe, Total Revenue increased by 45% (40% at CER) to $8,050m including Vaxzevria10 revenue of $1,035m

-    An increase in Emerging Markets revenue of 41% (36% at CER) to $12,281m, including Vaxzevria revenue of $2,304m. In China, Total Revenue increased by 12% (4% CER) in the year to $6,011m. Pricing pressure associated with NRDL11 and VBP12 programmes led to a decline in growth in the second half of the year, and in Q4 2021 China Total
     Revenue was 4% lower (8% at CER) than in Q4 2020

-    Excluding vaccine revenue, Total Revenue in ex-China Emerging Markets increased by 19% in the year (21% at CER) to $3,977m and by 36% (38% at CER) in the quarter to $1,197m, driven by Oncology medicines and Farxiga

Post Alexion Acquisition Group Review

In conjunction with the acquisition of Alexion, the enlarged Group initiated a comprehensive review across the organisation, aimed at integrating systems, structure and processes, optimising the global footprint and prioritising resource allocations and investments. These activities are expected to be substantially complete by the end of 2025, with a number of planned activities having commenced in late 2021.

The identified activities, including those previously announced regarding the integration of Alexion, are anticipated to incur one-time restructuring costs of approximately $2.1bn, of which approximately $1.4bn are cash costs and $0.7bn are non-cash costs, and capital investments of approximately $0.2bn. The activities are anticipated to realise run-rate pre-tax benefits, before reinvestment, of approximately $1.2bn, including previously-announced Alexion synergies, by the end of 2025. In line with established practice, restructuring costs will be excluded from our Core (non-GAAP) financial measures.

Guidance

The Company provides FY 2022 guidance at CER.

Total Revenue is expected to increase by a high teens percentage

Core EPS is expected to increase by a mid-to-high twenties percentage

-    The CER growth rates include the full-year contribution of Vaxzevria in both FY 2021 and FY 2022

-    Total Revenue from COVID-19 medicines is anticipated to decline by a low-to-mid twenties percentage, with an expected decline in sales of Vaxzevria being partially offset by growth in Evusheld sales. The majority of vaccine revenue in 2022 is expected to come from initial contracts. The Gross Profit Margin from the COVID-19 medicines is expected to be lower than the Company average

-    Core Operating Expenses are expected to increase by a low-to-mid teens percentage, driven in substantial part by the full year integration of Alexion expenses

-    Emerging Markets Total Revenue, including China, is expected to grow mid-single-digits in FY 2022. China Total Revenue is expected to decline by a mid-single-digit percentage in FY 2022, primarily due to continued NRDL and VBP programme impacting various medicines. The Company remains confident in the longer term outlook for Emerging
     Markets, driven by a large market opportunity, broader patient access and an increased mix of new medicines

-    A Core Tax Rate between 18-22%

AstraZeneca continues to recognise the heightened risks and uncertainties from the effects of COVID-19. Variations in performance between quarters can be expected to continue.

The Company is unable to provide guidance on a Reported basis because AstraZeneca cannot reliably forecast material elements of the Reported result, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal-settlement provisions. Please refer to the cautionary statements section regarding forward-looking statements at the end of this announcement.

Currency impact

If average foreign-exchange rates for January 2022 were seen over the full year, it is anticipated that there would be a low single-digit adverse impact on actual Total Revenue and Core EPS versus the financials at CER. The Company's foreign-exchange rate sensitivity analysis is shown in the Operating and financial review.

Table 2: Key elements of financial performance

FY 2021

Metric	Reported	Reported change	Core	Corechange	Comments13
Total Revenue	$37,417m	41% increase (38% CER)	$37,417m	41% increase (38% CER)	See Total Revenue commentary above
Gross Profit Margin14	66.0%	14 percentage point decline(13 at CER)	74.2%	6 percentage point decline(5 at CER)
+   Contribution of Alexion
+   Increasing mix of oncology sales
‒   Vaxzevria revenues in 2021
‒   China impact of NRDL and VBP
‒   Increasing impact from profit-sharing arrangements
‒   Reported impacted by unwind of Alexion inventory fair value adjustment

R&D Expense	$9,736m	62% increase (59% CER)	$7,987m	36% increase (33% at CER)
+   Increased investment in pipeline
+   COVID-19 medicines investment and pharmacovigilance
+   Addition of Alexion R&D
+   14 positive Phase III readouts in 2021
+   Reported also impacted by $1,464m of impairments

SG&A Expense	$15,234m	35% increase (32% at CER)	$11,104m	19% increase (15% at CER)
+   Investments in multiple launches
+   Addition of Alexion
+   Expansion in Emerging Markets
+   Reported also impacted by amortisation related to Alexion acquisition, $338m of restructuring and $603m of impairments

Other Operating Income15	$1,492m	2% decrease (4% at CER)	$1,492m	3% decrease (4% at CER)	= Divestment gains at a similar level to FY 2020. See Table 38
Operating Margin	2.8%	17 percentage point decline(15 at CER)	26.5%	1 percentagepoint decline (1 increase at CER)	See Gross Margin and Expenses commentary above
Net Finance Expense	$1,257m	3% increase (2% at CER)	$862m	10% increase (11% at CER)	+ Alexion debt financing costs ‒ Reported impacted by lower discount unwind on acquisition-related liabilities
Tax Rate	143%	n/m	17%	3 percentagepoint decrease	‒ Benefit from non-taxable gain on the Viela equity divestment ‒ Settlements with tax authorities and expiry of statute of limitations
EPS	$0.08	97% decrease (84% at CER)	$5.29	32% increase (37% at CER)	Further details of differences between Reported and Core in Table 17

Table 3: Select medicines Total Revenue performance

Further details of the individual medicine performances are provided in the Total Revenue section.

		FY 2021			Q4 2021
			Actual	CER		Actual	CER
		$m	% change	% change	$m	% change	% change
Tagrisso	Oncology	5,015	16	13	1,314	14	15
Imfinzi		2,412	18	16	634	14	15
Lynparza		2,748	23	21	1,029	25	26
Calquence		1,238	n/m	n/m	395	n/m	n/m
Enhertu		214	n/m	n/m	67	n/m	n/m
Farxiga	CVRM	3,005	53	49	849	45	46
Brilinta		1,472	(8)	(10)	348	(4)	(4)
Bydureon		385	(14)	(15)	91	(25)	(25)
Roxadustat		180	n/m	n/m	31	n/m	n/m
Lokelma		175	n/m	n/m	54	90	95
Symbicort	R&I	2,728	-	(2)	681	-	-
Fasenra		1,258	33	31	357	26	27
Pulmicort		962	(3)	(8)	248	(33)	(34)
Breztri		203	n/m	n/m	73	n/m	n/m
Soliris16	Rare	1,874	1	2	1,076	4	6
Ultomiris16	Disease16	688	27	29	391	24	26
Strensiq16		378	13	13	219	17	18
Vaxzevria	COVID-19	3,981	n/m	n/m	1,762	n/m	n/m

Table 4: Regional Total Revenue performance

Further details of the regional performances are provided in the Regional Total Revenue section.

	FY 2021				Q4 2021
		% of	Actual %	CER %		Actual %	CER %
	$m	total	change	change	$m	change	change
Emerging Markets	12,281	33	41	36	3,663	63	61
US	12,228	33	38	38	3,923	64	64
Europe	8,050	22	45	40	2,872	57	58
Established Rest of World	4,858	13	37	37	1,553	64	72
Total	37,417	100	41	38	12,011	62	63

Total Revenue from Emerging Markets increased in the year by 41% (36% CER) to $12,281m, of which $2,304m came from Vaxzevria. Excluding Vaxzevria, Total Revenue from Emerging Markets increased by 15% (10% at CER) in the year to $9,977m.

Corporate and business development

In November 2021, AstraZeneca and Amgen Inc (Amgen) agreed to include AZD8630 in the existing collaboration agreement between the parties. AZD8630 is a human anti-TSLP Fab17 for inhaled delivery and entered Phase I in Q1 2022. AZD8630 becomes part of the collaboration with the companies sharing both costs and income, with no inventor royalty. AstraZeneca will be the development/regulatory lead, manufacturing lead, and commercial lead. AstraZeneca and Amgen will jointly commercialise AZD8630 in North America, and AstraZeneca will distribute the product and book sales globally, including from the US. For commercialisation in the US, Amgen will be responsible for commercial negotiations and contracting (including to payer, pharmacy, pharmacy support services), rebate processing and US government price reporting.

In December 2021, AstraZeneca entered into a new global development and commercialisation agreement with Ionis Pharmaceuticals, Inc. (Ionis) for eplontersen, a ligand-conjugated antisense potential new medicine currently in Phase III clinical trials for amyloid transthyretin cardiomyopathy (ATTR-CM) and hereditary amyloid transthyretin polyneuropathy (hATTR-PN). AstraZeneca paid Ionis an upfront payment of $200m and will pay additional conditional payments of up to $485m following regulatory approvals. The Company will also pay up to $2.9bn of sales-related milestones based on sales thresholds between $500m and $6bn, plus royalties in the range of low double-digit to mid-twenties percentage depending on the region.

In January 2022, AstraZeneca entered into an exclusive global collaboration and licence agreement with Neurimmune AG for NI006, an investigational human monoclonal antibody currently in Phase Ib development for the treatment of ATTR-CM. Under the agreement, Alexion will be granted an exclusive worldwide licence to develop, manufacture and commercialise NI006. Alexion will pay Neurimmune an upfront payment of $30m with the potential for additional contingent milestone payments of up to $730m upon achievement of certain development, regulatory and commercial milestones, as well as low-to-mid teen royalties on net sales of any approved medicine resulting from the collaboration.

In January 2022, AstraZeneca completed the sale of the global rights to Eklira (known as Tudorza in the US) and Duaklir to Covis Pharma GmbH for an upfront payment of $270m, which will be recorded within Other Operating Income and Expense. The intangible assets of $368m were held as Assets held for sale as at 31 December 2021. In 2020, Eklira and Duaklir generated AstraZeneca revenue of $143m in the countries covered by this agreement.

Sustainability summary

In line with our commitment to access to healthcare, in the fourth quarter of 2021 the Company delivered approximately 102 million doses of its COVID-19 vaccine through COVAX18. As at the end of December 2021, the Company and its sublicensee Serum Institute of India Pvt. Ltd. (SII) had delivered more than 247 million doses with COVAX to 130 countries. AstraZeneca and SII remain the largest contributor to COVAX. As of February 2022, AstraZeneca and its sub-licensing partners have released more than 2.6 billion vaccine doses for supply in over 180 countries, of which approximately two thirds have gone to low and middle-income countries.

The Company made good progress in reducing its Scope 1 and 2 greenhouse gas emissions. All imported electricity is now from renewable sources. As at the end of December 2021, the Company had achieved 59% reduction compared with its 2015 baseline. This includes the full integration of Alexion's carbon footprint and rebasing 2015. For further details, see the Sustainability section

Notes

The following notes refer to pages one to five.

1.   Constant exchange rates. These are financial measures that are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.

2.   Reported financial measures are the financial results presented in accordance with UK-adopted International Accounting Standards and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and International Accounting Standards as adopted by the European Union

3.   Earnings per share.

4.   Core financial measures. These are non-GAAP financial measures because, unlike Reported performance, they cannot be derived directly from the information in the Group's Financial Statements. See the Operating and financial review for a definition of Core financial measures and a reconciliation of Core to Reported financial measures.

5.   New molecular entities. In FY 2021, first major approvals were granted for Vaxzevria, Orpathys, Saphnelo, Evusheld and Tezspire.

6.   Not meaningful.

7.   The thirteen medicines that generated over a billion dollars of sales in calendar 2021 are Tagrisso, Vaxzevria, Farxiga, Symbicort, Imfinzi, Lynparza, Soliris, Brilinta, Nexium, Fasenra, Calquence, Crestor and Ultomiris. This is based on Soliris and Ultomiris sales from 1 January 2021 to 31 December 2021.

8.   Cardiovascular, Renal & Metabolism.

9.   Respiratory & Immunology.

10. Vaxzevria is AstraZeneca's trademark for the Company's supply of the AstraZeneca COVID-19 Vaccine. In the financial tables in this report, 'Vaxzevria Product Sales' shows revenue recorded on the Company's direct sales, and 'Vaxzevria Total Revenue' also includes Collaboration Revenue from sub-licensees that produce and supply the AstraZeneca COVID-19 Vaccine under their own trademarks.

11. China's National Reimbursement Drug List.

12. Volume-based procurement.

13. The plus/minus signs in Table 2 align with the increase/decrease of each metric, e.g. a comment about R&D Expenses which is preceded by a plus sign discusses an item that increased the R&D Expense compared to the previous year

14. Gross Profit is defined as Total Revenue minus Cost of Sales. The calculation of Reported and Core Gross Profit Margin excludes the impact of Collaboration Revenue and any associated costs, thereby reflecting the underlying performance of Product Sales.

15. Where AstraZeneca does not retain a significant ongoing interest in medicines or potential new medicines, income from divestments is reported within Reported and Core Other Operating Income and Expense in the Company's financial statements.

16. Year to date growth rates on Rare Disease medicines have been calculated on a pro rata basis by comparing post-acquisition revenues from 21 July 2021 to 31 December 2021 with the corresponding period in the prior year, pre-acquisition as previously published by Alexion. Q4 growth rates on Rare Disease medicines have been calculated on a pro rata basis comparing to the corresponding period in the prior year, pre-acquisition as previously published by Alexion. Pro rata Total Revenue growth rates have been presented for FY 2021 and Q4 2021 Rare Disease area and constituent medicines, and do not impact Group totals.

17. Thymic stromal lymphopoietin fragment antigen-binding.

18. COVID-19 Vaccines Global Access (COVAX) is a coalition co-led by CEPI, the Coalition for Epidemic Preparedness Innovations, Gavi, the Vaccine Alliance (Gavi), and the World Health Organisation (WHO). It is the only global initiative bringing governments and manufacturers together to ensure that safe and effective COVID-19 vaccines are available worldwide to both higher-income and lower-income countries.

Upcoming pipeline news

The following table highlights developments in the late-stage pipeline since the prior results announcement.

Table 5: Pipeline highlights

Event	Medicine	Indication / Trial	Event
Regulatory approvals or other regulatory action	Saphnelo	Lupus (SLE[19])	CHMP[20] positive opinion (EU)
	Tezspire	Severe asthma	Approval (US)
	Evusheld	COVID-19 prophylaxis	EUA (US)
Regulatory submissions, acceptances	Lynparza	Breast cancer (adjuvant, BRCAm[21])	Priority Review (US)
	Lynparza	Breast cancer (adjuvant, BRCAm)	Regulatory submission (EU, JP)
	Lynparza	Ovarian cancer (1st-line)	Regulatory submission (CN)
	Lynparza	Prostate cancer (1st-line)	Regulatory submission (EU)
	Enhertu	HER2+[22] breast cancer (2nd-line)	Priority Review (US)
	Enhertu	HER2+ breast cancer (2nd-line)	Regulatory submission (EU, JP)
	Imfinzi +/- tremelimumab	NSCLC[23] (1st-line)	Regulatory submission (US, EU, JP)
	Koselugo	NF1-PN[24]	Regulatory submission (JP)
	Ultomiris	Subcutaneous formulation in PNH[25]and aHUS[26]	Regulatory submission (US)
	Ultomiris	gMG[27]	Priority Review (US)
Major Phase III data readouts, or other significant developments	Vaxzevria / AZD2816	COVID-19	Phase III primary endpoint met
	Lynparza	Breast cancer (adjuvant, BRCAm)	Orphan Drug Designation (JP)
	Lokelma	Chronic haemodialysis with hyperkalaemia	Fast Track Designation (US)
	eplontersen	hATTR-PN[28] and ATTR-CM[29]	Orphan Drug Designation (US)

Table 6: Pipeline anticipated major news flow

Timing	Medicine	Indication / Trial	Event
	Imfinzi	Biliary tract cancer (TOPAZ-1)	Regulatory submission
	Imfinzi	NSCLC (1st-line) (PEARL)	Data readout
	Imfinzi	Cervical cancer (CALLA)	Data readout
	Imfinzi	NSCLC (unresectable, Stage III)(PACIFIC-2)	Data readout
	Imfinzi +/- tremelimumab	Liver cancer (1st-line) (HIMALAYA)	Regulatory submission
	Lynparza	Breast cancer (adjuvant, BRCAm)	Regulatory decision (US)
	Lynparza	Prostate cancer (1st-line)	Regulatory submission (US, JP)
	Enhertu	Breast cancer (2nd-line, HER2+)	Regulatory decision (US)
	Enhertu	Breast cancer (3rd-line, HER2-low)(DESTINY-Breast04)	Data readout, regulatory submission
	Brilique	Stroke	Regulatory decision (CN)
H1 2022	Forxiga	Chronic kidney disease	Regulatory decision (CN)
	Farxiga	HFpEF[30] (DELIVER)	Data readout
	Fasenra	Nasal polyps	Regulatory decision (US)
	Saphnelo	Lupus (SLE)	Regulatory decision (EU)
	tezepelumab	Asthma	Regulatory decision (EU, JP)
	PT027	Asthma	Regulatory submission (US)
	Ultomiris	Subcutaneous formulation in PNH and aHUS	Regulatory submission (EU)
	Ultomiris	NMOSD[31]	Data readout
	Ultomiris	gMG	Regulatory decision (US)
	Vaxzevria	COVID-19	Regulatory submission (US)
	Evusheld	COVID-19 outpatient treatment	Regulatory submission (EU, JP)
	nirsevimab	Respiratory syncytial virus	Regulatory submission
	Tagrisso	NSCLC (adjuvant, EGFRm[32])	Regulatory decision (JP)
	Imfinzi	NSCLC (unresectable, Stage III)	Regulatory submission
	Imfinzi	NSCLC (1st-line)	Regulatory submission
	Imfinzi	Cervical cancer	Regulatory submission
	Imfinzi	Locoregional liver cancer (EMERALD-1)	Data readout, regulatory submission
H2 2022	Imfinzi	SCLC[33] (Limited-stage) (ADRIATIC)	Data readout
	Imfinzi +/-tremelimumab	NSCLC (1st-line)	Regulatory decision
	Lynparza	Ovarian cancer (1st-line)	Regulatory decision (CN)
	Lynparza	Prostate cancer (1st-line)	Regulatory decision (EU)
	Lynparza	Breast cancer (adjuvant)	Regulatory decision (EU,JP)
	Calquence	CLL[34]	Regulatory submission (JP)
	Calquence	MCL[35] (1st-line) (ECHO)	Data readout
	Enhertu	Breast cancer (2nd-line, HER2+)	Regulatory decision (EU,JP)
	Enhertu	Gastric cancer (2nd-line, HER2+)	Regulatory decision (EU)
	Enhertu	Breast cancer (3rd-line, HER2+)(DESTINY-Breast02)	Data readout, regulatory submission
	Farxiga	HFpEF	Regulatory submission
	eplontersen	hATTR-PN (NEURO-TTRansform)	Data readout, regulatory submission
	Fasenra	HES[36] (NATRON)	Data readout
H2 2022	Fasenra	EOE[37] (MESSINA)	Data readout
	Ultomiris	Subcutaneous formulation in PNH and aHUS	Regulatory decision (US)
	Ultomiris	gMG	Regulatory decision (EU,JP)
	Ultomiris	NMOSD	Regulatory submission
	ALXN1840	Wilson disease	Regulatory submission
	acoramidis	ATTR-CM	Data readout
	Koselugo	NF1-PN (SPRINT)	Regulatory submission (CN)
	Koselugo	NF1-PN	Regulatory decision (JP)
	Tagrisso	NSCLC (1st-line EGFRm) (FLAURA2)	Data readout, regulatory submission
	Tagrisso	NSCLC (unresectable Stg. III, EGFRm) (LAURA)	Data readout, regulatory submission
	Imfinzi	SCLC (Limited-stage)	Regulatory submission
	Imfinzi	Bladder cancer (1st-line) (NILE)	Data readout, regulatory submission
	Imfinzi	Bladder cancer (MI[38]) (NIAGARA)	Data readout, regulatory submission
	Imfinzi	HCC[39] (adjuvant) (EMERALD-2)	Data readout, regulatory submission
	Imfinzi	NSCLC (Neoadjuvant) (AEGEAN)	Data readout, regulatory submission
	Lynparza	Adjuvant breast cancer	Regulatory submission (CN)
2023	Lynparza	1st-line CRC[40] (LYNK-003)	Data readout, regulatory submission
	Lynparza + Imfinzi	Ovarian cancer (1st-line) (DuO-O)	Data readout
	Lynparza + Imfinzi	Endometrial cancer (1st-line) (DuO-E)	Data readout
	Enhertu	Gastric cancer (HER2oe[41])(DESTINY-Gastric03)	Data readout
	Enhertu	NSCLC (unresectable, HER2m) (DESTINY-Lung02)	Data readout
	Enhertu	Breast cancer (2nd-line HER2-low) (DESTINY-Breast06)	Data readout
	Calquence	CLL (Front line) (AC-CL-311)	Data readout
	datopotamab deruxtecan	NSCLC (3rd-line) (TROPION-Lung01)	Data readout, regulatory submission
	capivasertib	TNBC[42] (CAPitello-290)	Data readout, regulatory submission
	capivasertib	Breast cancer (HR+/HER2-neg)(CAPitello-291)	Data readout, regulatory submission
	camizestrant	HR+ HER2-neg BC (SERENA-6)	Data readout
	Farxiga	Myocardial infarction (DAPA-MI)	Data readout
	roxadustat	Anaemia in MDS[43]	Data readout
	Fasenra	Eosinophilic oesophagitis	Regulatory submission
2023	Fasenra	EGPA[44] (MANDARA)	Data readout, regulatory submission
	Fasenra	Hyper-eosinophilic syndrome	Regulatory submission
	Fasenra	Severe asthma (MIRACLE)	Data readout, regulatory submission (CN)
	Fasenra	CRwNP[45] (ORCHID)	Data readout
	Fasenra	Bullous pemphigoid (FJORD)	Data readout
	Soliris	Guillain-Barre syndrome	Data readout (JP)
	acoramidis	ATTR-CM	Data readout (JP)
	danicopan	PNH with extravascular haemolysis	Data readout, regulatory submission

Conference call
A conference call and webcast for investors and analysts will begin at 11:45 GMT. Details can be accessed via astrazeneca.com.

Reporting calendar
The Company intends to publish its first quarter results on 29 April 2022.

Reporting changes in FY 2022
From Q1 2022, AstraZeneca's Total Revenue and Product Sales tables will include a new disease area: BioPharmaceuticals: Vaccines & Immune Therapies (V&I). This will incorporate revenues from Vaxzevria, Evusheld, FluMist, Synagis and nirsevimab. In the FY 2021 tables, Vaxzevria and Evusheld are shown under COVID-19, and FluMist, Synagis and nirsevimab are shown under Other medicines.

In addition, from Q1 2022 Koselugo will move from Oncology to Rare Disease, and Andexxa will move from Rare Disease to BioPharmaceuticals: CVRM.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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Operating and financial review

All narrative on growth and results in this section is based on actual exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise. The performance shown in this announcement covers the twelve month period to 31 December 2021 ('the year' or 'FY 2021') and the three month period to 31 December 2021 ('the quarter', 'the fourth quarter' or 'Q4 2021') compared to the twelve month period to 31 December 2020 (FY 2020) and the three month period to 31 December 2020 (Q4 2020) respectively, unless stated otherwise.

Following the acquisition of Alexion, the Group has made a number of changes to presented performance:

-    A new disease area, Rare Disease, presents the performance of medicines acquired with Alexion

-    The Group has ceased reporting New Medicines as a performance metric (Tagrisso, Imfinzi, Lynparza, Calquence, Enhertu, Koselugo, Farxiga, Brilinta, Lokelma, roxadustat, Fasenra, Bevespi and Breztri). In line with practice these medicines will be reported within their respective disease areas

-    The Group has ceased reporting New CVRM as a performance metric (Brilinta, Renal and Diabetes medicines). In line with practice these medicines will be reported within the CVRM disease area

Comparative performance relating to previous reporting periods will be presented in line with the new presentation. This approach is representative of the strategic priorities of the enlarged Group.

Core financial measures, EBITDA, Net Debt, Initial Collaboration Revenue and Ongoing Collaboration Revenue are non-GAAP financial measures because they cannot be derived directly from the Group's Condensed Consolidated Financial Statements. Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to understand better the financial performance and position of the Group on a comparable basis from period to period. These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Core financial measures are adjusted to exclude certain significant items, such as:

-    Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets

-    Charges and provisions related to restructuring programmes, which includes charges that relate to the impact of restructuring programmes on capitalised IT assets

-    Other specified items, principally acquisition-related costs, which include fair-value adjustments and the imputed finance charge relating to contingent consideration on business combinations and legal settlements

Details on the nature of Core financial measures are provided on page 84 of the Annual Report and Form 20-F Information 2020. Following the Alexion acquisition and in line with its policies, the Group will exclude the following acquisition-related items in the current and future periods from its Core results:

-    The Group recognised significant additional intangible assets reflecting the fair value of acquired launched medicines and medicines in development. Future amortisation charges on these assets will be excluded from the Group's Core results, similar to the treatment of other intangible assets

-    The fair value of inventory acquired on completion was significantly higher than historical cost. The adjustment to increase the inventory to fair value is held in inventory until the product is sold, at which time it is released to the Income Statement in Cost of Sales. This results in a lower gross margin in the first turn of inventory and this temporary effect, which is expected over approximately 18 months post acquisition in line with revenues, will be excluded from the Group's Core results

-    The fair value of replacement employee share awards is higher than both the value of the Alexion awards the employees were originally granted and the expected value of future awards to those employees. As a result, the Group will recognise an inflated expense during the remaining vesting period of these awards. This temporary increase in operating expenses, when compared with the expected expense based on the grant-date value, will be excluded from the Group's Core results

-    Other acquisition-related items to be excluded from the Group's Core results include professional fees, retention bonuses included in the acquisition agreement and the effect of unwinding other acquisition-related fair value adjustments over time

Further details of these costs are included in Note 5, Acquisition of Alexion. All the amounts above are presented in the 'Acquisition of Alexion' column on the Reconciliation of Core to Reported Financial Measures, except for intangible asset amortisation, which is presented in the 'Intangible Asset Amortisation & Impairments' column.

Reference should be made to the Reconciliation of Reported to Core financial measures table included in the financial performance section in this announcement.

EBITDA is defined as Reported Profit Before Tax after adding back Net Finance Expense, results from Joint Ventures and Associates and charges for Depreciation, Amortisation and Impairment. Reference should be made to the Reconciliation of Reported Profit Before Tax to EBITDA included in the financial performance section in this announcement.

Net Debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and net derivative financial instruments. Reference should be made to Note 3 'Net Debt' included in the Notes to the Condensed Financial Statements in this announcement.

Ongoing Collaboration Revenue is defined as Collaboration Revenue excluding Initial Collaboration Revenue (which is defined as Collaboration Revenue that is recognised at the date of completion of an agreement or transaction, in respect of upfront consideration). Ongoing Collaboration Revenue comprises, among other items, royalties, milestone revenue and profit-sharing income. Reference should be made to the Collaboration Revenue table in this Operating and financial review.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca's financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages may not agree to totals.

Total Revenue

The performance of the Company's medicines is shown below, with more details available from Note 8 to the Condensed Financial Statements.

Table 7: Total Revenue by disease area

	FY 2021				Q4 2021
		% of	Actual %	CER %		% of	Actual %	CER %
	$m	Total	change	change	$m	total	change	change
Oncology	13,663	37	19	17	3,919	33	20	21
BioPharmaceuticals: CVRM	8,034	21	13	9	2,007	17	8	8
BioPharmaceuticals: R&I	6,049	16	13	9	1,593	13	4	3
Rare Disease16	3,071	8	8	9	1,760	15	10	11
Other medicines	2,484	7	(6)	(7)	835	7	12	14
COVID-19	4,116	11	n/m	n/m	1,897	16	n/m	n/m
Total Revenue	37,417	100	41	38	12,011	100	62	63

Table 8: Disease area and medicine performance

	FY 2021				Q4 2021
	$m	% of total	Actual % change	CER% change	$m	% of total	Actual % change	CER % change
Oncology	13,048	35	20	18	3,455	29	19	20
- Tagrisso	5,015	13	16	13	1,314	11	14	15
- Imfinzi	2,412	6	18	16	634	5	14	15
- Lynparza	2,348	6	32	30	629	5	27	28
- Calquence	1,238	3	n/m	n/m	395	3	n/m	n/m
- Koselugo	108	-	n/m	n/m	34	-	92	94
- Enhertu	17	-	n/m	n/m	7	-	n/m	n/m
- Orpathys	16	-	n/m	n/m	6	-	n/m	n/m
- Zoladex	948	3	7	3	232	2	7	7
- Faslodex	431	1	(26)	(27)	101	1	(22)	(21)
- Iressa	183	-	(32)	(35)	35	-	(49)	(47)
- Casodex	143	-	(17)	(21)	22	-	(43)	(42)
- Arimidex	139	-	(25)	(27)	33	-	(9)	(11)
- Others	50	-	1	(1)	13	-	3	5
BioPharmaceuticals: CVRM	8,020	21	13	10	2,003	17	9	9
- Farxiga	3,000	8	53	49	848	7	45	46
- Brilinta	1,472	4	(8)	(10)	348	3	(4)	(4)
- Bydureon	385	1	(14)	(15)	91	1	(25)	(25)
- Onglyza	360	1	(23)	(26)	75	1	(28)	(29)
- Byetta	55	-	(19)	(19)	10	-	(44)	(42)
- Other diabetes	59	-	26	24	17	-	34	34
- Lokelma	175	-	n/m	n/m	54	-	90	95
- Roxadustat	174	-	n/m	n/m	30	-	n/m	n/m
- Crestor	1,096	3	(7)	(10)	259	2	(13)	(13)
- Seloken/Toprol-XL	951	3	16	10	202	2	1	(2)
- Atacand	97	-	(60)	(60)	21	-	(67)	(67)
- Others	196	1	3	(2)	48	-	4	3

BioPharmaceuticals: R&I	6,034	16	13	9	1,590	13	4	4
- Symbicort	2,728	7	-	(2)	681	6	-	-
- Fasenra	1,258	3	33	31	357	3	26	27
- Pulmicort	962	3	(3)	(8)	248	2	(33)	(34)
- Daliresp	227	1	5	4	59	-	8	8
- Breztri	203	1	n/m	n/m	73	1	n/m	n/m
- Bevespi	54	-	12	12	15	-	24	26
- Saphnelo	8	-	n/m	n/m	7	-	n/m	n/m
- Others	594	2	49	42	150	1	20	18
Rare Disease16	3,070	8	8	9	1,759	15	10	11
- Soliris16	1,874	5	1	2	1,076	9	4	6
- Ultomiris16	688	2	27	29	391	3	24	26
- Strensiq16	378	1	13	13	219	2	17	18
- Andexxa16	68	-	(3)	(3)	39	-	-	(1)
- Kanuma16	62	-	20	21	34	-	16	17
Other medicines	2,367	6	(8)	(10)	825	7	13	15
- Nexium	1,326	4	(11)	(12)	328	3	(13)	(10)
- Synagis	410	1	10	13	239	2	n/m	n/m
- FluMist	253	1	(14)	(17)	178	1	(1)	(4)
- Losec/Prilosec	180	-	(2)	(7)	41	-	7	6
- Seroquel XR/IR	92	-	(21)	(20)	19	-	(3)	(2)
- Others	106	-	(16)	(19)	20	-	(48)	(49)
COVID-19	4,002	11	n/m	n/m	1,866	16	n/m	n/m
- Vaxzevria	3,917	10	n/m	n/m	1,781	15	n/m	n/m
- Evusheld	85	-	n/m	n/m	85	1	n/m	n/m
Product Sales	36,541	98	41	38	11,498	96	64	65
Collaboration Revenue	876	2	20	20	513	4	29	29
Total Revenue	37,417	100	41	38	12,011	100	62	63

Table 9: Collaboration Revenue

	FY 2021				Q4 2021
	$m	% of total	Actual % change	CER % change	$m	% of total	Actual % change	CER % change
Lynparza: milestone revenue	400	46	(13)	(13)	400	78	23	23
Enhertu: share of gross profits	193	22	n/m	n/m	59	12	83	83
Roxadustat: share of gross profits	6	1	(81)	(83)	2	-	(87)	(87)
Other Collaboration Revenue	277	32	94	94	52	10	66	73
Total	876	100	20	20	513	100	29	29

Other Collaboration Revenue included contributions from Movantik, Zoladex, Eklira, Duaklir, Forxiga, Nexium OTC[46] and other royalties, and a $100m receivable from SII.

Total Revenue summary

Oncology
Total Revenue increased by 19% (17% at CER) in the year to $13,663m and represented 37% of overall Total Revenue (FY 2020: 43%).

Tagrisso
Tagrisso has received regulatory approval in 70 countries, including the US, China, and in the EU, for use as an adjuvant treatment of EGFRm NSCLC patients, with 19 reimbursements granted so far. This expands upon the patient benefit from use in the 1st-line treatment of patients with EGFRm NSCLC with regulatory approval in 94 countries, including the US, China, in the EU and Japan. To date, 52 reimbursements have been granted in this setting, with further decisions anticipated. These developments followed Tagrisso's regulatory approval in 94 countries, including the US, China, in the EU and Japan, to treat patients with EGFR T790M[47] NSCLC, an indication in which 68 reimbursements have been granted.

Total Revenue, entirely comprising Product Sales, amounted to $5,015m in the year and represented growth of 16% (13% at CER).

Sales in the US increased by 14% in the year to $1,780m and increased by 15% to $486m in Q4. Performance benefited from greater 1st-line and adjuvant use, with longer duration of treatment, partially offset by lower 2nd-line use and a continued negative impact on diagnosis, testing and treatment from the pandemic. After a recovery during the second and third quarters of 2021, rates of diagnosis and testing in lung and other cancers have declined as a result of the latest wave of COVID-19 cases, and remained below pre-pandemic levels at the end of the year.

Tagrisso sales in Emerging Markets increased by 11% in the year (6% at CER) to $1,336m; the performance was impacted by the admission of the medicine to the China NRDL in March 2021 for the 1st-line setting and the renewal in the 2nd-line setting. During the year, rising demand from increased patient access in China almost completely offset the NRDL price reduction. Emerging Markets sales in Q4 increased by 26% (23% at CER) to $325m, driven by growth in both China and other Emerging Markets.

Sales in Japan increased by 6% (8% at CER) to $775m in the year. In Europe, sales of $986m in the year represented an increase of 32% (25% at CER), driven by greater adoption in the 1st-line and adjuvant settings, as more reimbursements were granted.

Imfinzi
Imfinzi has received regulatory approval in 75 countries, including the US, China, in the EU, and Japan, with 35 reimbursements granted, to treat patients with unresectable Stage III NSCLC, whose disease has not progressed following platinum-based CRT[48]. Imfinzi has also been approved to treat ES-SCLC[49] patients in 67 countries, with nine reimbursements granted.

Total Revenue, entirely comprising Product Sales, amounted to $2,412m in the year and represented growth of 18% (16% at CER); the performance reflected the increased use of Imfinzi to treat patients with ES-SCLC. US sales in the year increased by 5% to $1,245m, despite the continued COVID-19-related decrease in lung cancer diagnoses. In Q4 2021, US sales grew by 10% to $330m. In Japan, sales of $345m represented growth of 28% (30% at CER), where market share in ES-SCLC increased. Europe sales increased by 31% (25% at CER) to $485m, reflecting an increase in ES-SCLC market penetration and an increase in the number of reimbursed markets. Sales in Emerging Markets in the year increased to $277m, representing growth of 76% (68% at CER). As a result of recent launches, Q4 2021 Emerging Market sales grew by 47% (44% at CER) to $65m.

Lynparza
Lynparza has received regulatory approvals in 89 countries for the treatment of ovarian cancer; it has also been approved in 86 countries for the treatment of metastatic breast cancer, and in 73 countries for the treatment of pancreatic cancer. Lynparza has received regulatory approval in 74 countries for the 2nd-line treatment of certain prostate-cancer patients.

Total Revenue amounted to $2,748m in the year representing growth of 23% (21% at CER); this included Collaboration Revenue of $400m comprising a sales milestone received in Q4 2021.

Product Sales in the year amounted to $2,348m, reflecting growth of 32% (30% at CER) and benefiting from further launches across multiple cancer types globally. US Product Sales increased by 24% to $1,087m in the year, due to growth in use in ovarian, breast and prostate cancers. Lynparza remains the leading medicine in the PARP[50] inhibitor class globally across four tumour types, as measured by total prescription volumes. Product Sales in Europe increased by 42% (35% at CER) to $618m, reflecting additional reimbursements and increasing BRCAm-testing rates, as well as successful 1st-line BRCAm ovarian, 2nd-line HRRm[51] prostate and germline BRCAm HER2-negative advanced breast cancer launches.

Sales in Japan amounted to $199m, representing growth of 19% (21% at CER). Emerging Markets Product Sales were $384m, up by 45% (41% at CER), benefiting from increased patient access to Lynparza following admission to the NRDL as a 1st-line treatment for BRCAm ovarian cancer patients with effect from March 2021.

Enhertu
Total Revenue, predominately comprising Collaboration Revenue, increased by 123% in the year to $214m.

Global in-market sales, excluding Japan, amounted to $426m in the year (FY 2020: $202m). In Japan, AstraZeneca receives a mid-single-digit percentage royalty on sales made by Daiichi Sankyo Company Limited (Daiichi Sankyo). US in-market sales, recorded by Daiichi Sankyo, amounted to $357m in the year (FY 2020: $200m) and $105m in the quarter (Q4 2020: $64m).

Calquence
Calquence has received regulatory approvals for the treatment of patients with CLL in 76 countries and in 37 countries for the treatment of patients with R/R mantle cell lymphoma with reimbursement obtained in 25 and 13 countries, respectively.

Total Revenue, entirely comprising Product Sales, amounted to $1,238m in the year and represented growth of 137% (136% at CER). US sales increased by 113% in the year to $1,089m, representing the majority of sales; a strong performance despite COVID-19 impacts on CLL diagnosis rates, benefitting from increased new patient market share. In Europe, sales amounted to $111m (FY 2020: $2m) through increased market share in new patient starts after launches in the region.

Koselugo
Total Revenue, comprising Product Sales predominately in the US, amounted to $108m (FY 2020: $38m) in the year, following its launch in the second quarter of 2020. Koselugo treats the rare disease NF1 in paediatric patients aged two years and older who have symptomatic, inoperable plexiform neurofibromas.

Orpathys
In June 2021, AstraZeneca and HUTCHMED's Orpathys was granted conditional approval in China to treat patients with NSCLC with MET exon 14 skipping[52] alterations that have progressed following prior systemic therapy or are unable to receive chemotherapy. Total Revenue entirely comprising Product Sales was $16m (FY 2020: $nil).

Zoladex
Total Revenue, predominantly comprising Product Sales, amounted to $966m in the year and represented an increase of 3% (a decline of 1% at CER).

Emerging Markets sales of Zoladex increased by 10% (5% at CER) to $619m driven by ex-China markets. In the US, revenue declined by 42% to $32m; while in Europe, sales increased by 5% (a decline of 1% at CER) to $147m. In Japan, sales increased by 7% (9% at CER) to $139m.

Faslodex
Total Revenue, entirely comprising Product Sales, amounted to $431m in the year and represented a decline of 26% (27% at CER) due to increasing competition from several generic versions of the medicine.

Emerging Markets sales decreased by 8% (10% at CER) to $167m, while US sales declined by 46% to $30m, and in Europe, sales fell by 49% (52% at CER) to $113m. In Japan, sales increased 1% (3% at CER) to $118m.

Iressa
Total Revenue, entirely comprising Product Sales, amounted to $183m in the year and represented a decline of 32% (35% at CER). Emerging Markets sales fell by 31% (35% at CER) to $151m reflecting generic competition and increasing patient access to Tagrisso for 1st-line treatment in China, as a result of NRDL changes.

BioPharmaceuticals: CVRM

Total Revenue increased by 13% (9% at CER) in the year, driven by strong Farxiga performance, to $8,034m and represented 21% of overall Total Revenue (FY 2020: 27%).

Farxiga
Total Revenue, predominantly comprising Product Sales, amounted to $3,005m in the year and represented growth of 53% (49% at CER). The performance of Farxiga continued to benefit from growth in the SGLT2[53] inhibitor class in many regions, with Farxiga volume growing faster than the overall SGLT2 market in most major regions.

Emerging Markets sales increased by 74% (70% at CER) to $1,195m in the year, still benefitting from the addition of Forxiga to the China NRDL in 2020. The initial price impact has been more than offset by increased access for patients. The NRDL status of Forxiga was renewed in the fourth quarter of 2021.

In the US, sales increased by 29% in the year to $732m, reflecting the benefit of the regulatory approval in May 2020 for HFrEF and the May 2021 approval for the treatment of CKD. Both approvals include patients with and without T2D[54].

Sales in Europe increased by 60% (52% at CER) to $810m in the year. The performance reflected SGLT2 inhibitor class growth, the beneficial addition of CV outcomes trial data to the label, the HFrEF regulatory approval in November 2020, and CKD regulatory approval in August 2021. In Japan, sales to collaborator Ono Pharmaceutical Co., Ltd, which records in-market sales, increased by 33% (36% at CER) to $156m.

Brilinta
Total Revenue, entirely comprising Product Sales, amounted to $1,472m in the year, representing a decrease of 8% (10% at CER). Emerging Markets sales declined by 29% (31% at CER) to $328m, reflecting the implementation of China's VBP programme in November 2020, resulting in significantly lower market access for the medicine, and a mandatory price cut. In the US, sales increased by 1% to $735m partly reflecting the recent launch of Brilinta as a treatment to reduce the risk of stroke in patients following an acute ischaemic stroke or high-risk transient ischaemic attack. However, US sales in the fourth quarter declined by 9%, driven by managed markets in addition to the impact from a new COVID-19 wave. Sales of Brilique in Europe increased by 1% in the year (declined by 4% at CER) to $346m. The overall performance in the year was adversely impacted by fewer elective procedures due to the effects of the pandemic.

Onglyza
Total Revenue, entirely comprising Product Sales, amounted to $360m in the year and represented a decline of 23% (26% at CER). Sales in Emerging Markets decreased by 11% (14% at CER) to $179m. US sales of Onglyza fell by 47% in the year to $88m as the DPP-4[55] inhibitor class continues to decline, whereas in Europe sales increased by 5% (1% decrease at CER) to $61m.

Bydureon
Total Revenue, entirely comprising Product Sales, amounted to $385m in the year, representing a decline of 14% (15% at CER). US sales decreased by 16% in the year to $321m following the withdrawal of the dual-chamber pen and lower demand for the Bydureon BCise auto-injector device. Sales in Europe increased by 5% (stable at CER) to $55m.

Lokelma
Total Revenue, entirely comprising Product Sales, amounted to $175m in the year, representing an increase of 130%. Sales in the US increased by 102% to $115m, reflecting the growth in the potassium binder class. Lokelma continued to be the branded market share leader.

In December 2021, the annual NRDL update was announced in China. Lokelma was included on the NRDL from 1 January 2022. Sales in Japan increased to $43m in the year (FY 2020: $10m) despite Ryotanki, a regulation that restricts prescriptions to two weeks' supply in the first year of launch. The restriction was lifted in June 2021 and no longer applies. During the period, expansion in Europe continued with launches in several new markets; sales in the region amounted to $13m (FY 2020: $4m).

Roxadustat
Total Revenue in China, predominantly comprising Product Sales, amounted to $180m in the year (FY 2020: $30m). Sales in the fourth quarter were adversely impacted by stock compensation relating to NRDL renewal. From January 2021, AstraZeneca started recognising the overwhelming majority of China revenue as Product Sales following an amendment in July 2020 to the existing licence agreement with FibroGen, Inc.

Crestor
Total Revenue, primarily comprising Product Sales, amounted to $1,098m in the year and represented a decline of 7% (10% at CER). In Emerging Markets, sales increased by 4% (stable at CER) to $775m, despite the adverse impact of China's VBP programme. US sales declined by 13% to $80m, whereas in Europe, revenue decreased by 59% (61% at CER) in the year to $54m following the February 2021 divestment of European rights in more than 30 countries to Grünenthal GmbH (Grünenthal). In Japan, where AstraZeneca collaborates with Shionogi Co., Ltd, sales declined by 8% (7% at CER) to $151m.

BioPharmaceuticals: Respiratory & Immunology

Total Revenue, which included Ongoing Collaboration Revenue of $15m from Duaklir, Eklira and other medicines, increased by 13% in the year (9% at CER) to $6,049m and represented 16% of overall Total Revenue (FY 2020: 20%). In January 2022, AstraZeneca completed the transfer of global rights of Eklira and Duaklir to Covis Pharma GmbH.

Symbicort
Total Revenue, entirely comprising Product Sales, was stable at $2,728m in the year (a decline of 2% at CER). Symbicort remains the global market-volume and value leader within the ICS[56]/LABA[57] class, with market share performance driven by resilience in the US and Europe, and growth in anti-inflammatory reliever launch markets. The global ICS/LABA market was stable in the year, due to COVID-19 impacting diagnosis and treatment rates, while the market remained resilient and showed signs of recovery in second half of 2021.

In the US, sales increased by 4% in the year to $1,065m. Symbicort maintained total prescription market share in a declining ICS/LABA market as fixed-dose triple therapy (LAMA/LABA/ICS) launches continue.

Emerging Markets sales increased by 7% (4% at CER) to $609m, driven by growth in markets outside China. In Europe, sales decreased by 3% (8% at CER) in the year to $670m, Symbicort maintained its share in a market that declined year-on-year due to the favourable COVID-19 impact on FY 2020. Sales in Japan declined by 34% (33% at CER) to $124m in the year due to continued generic competition.

Fasenra
Total Revenue, entirely comprising Product Sales, increased by 33% (31% at CER) in the year to $1,258m as Fasenra expanded its leadership in eosinophilic asthma. COVID-19 continues to impact total severe asthma market growth with most regions experiencing a slowing in growth seen in 2020.

Sales in the US increased by 31% to $790m and in Europe by 41% (34% at CER) to $286m for the year, both regions benefiting from growth in new patient starts. Sales in Emerging Markets increased 67% to $20m.

Pulmicort
Total Revenue, entirely comprising Product Sales, amounted to $962m in the year and represented a decrease of 3% (8% at CER). In the fourth quarter, sales were $248m representing a decrease of 33% (34% at CER), largely as a result of the inclusion of Pulmicort Respules in the latest round of VBP in China, implemented in October 2021.

Emerging Markets, where Pulmicort sales decreased by 3% (9% at CER) in the year to $770m, represented 80% of the global total. The aforementioned VBP implementation in China resulted in significantly lower market access for the medicine and a mandatory price reduction. This impact was partially offset by growth in Emerging Markets ex-China.

Sales in the US increased by 1% in the year to $72m. Europe sales were stable year-on-year (a decline of 5% at CER) to $73m. In Japan, sales decreased by 24% (22% at CER) in the year to $23m following increasing generic competition.

Breztri
Breztri has received regulatory approval in 39 countries, including the US, in the EU, China, and Japan, to treat patients with COPD[58]; further regulatory reviews are ongoing. Breztri has achieved reimbursement in 24 countries.

Total Revenue, entirely comprising Product Sales, amounted to $203m in the year (FY 2020: $28m). Sales in the US amounted to $115m (FY 2020: $5m), following market share growth in the fixed-dose triple market. Emerging Markets sales amounted to $55m in the year (FY 2020: $14m). In China, Breztri is the market share leader within the fixed-dose triple market, which continues to gain share from the ICS/LABA class. Sales in Japan amounted to $25m (FY 2020: $9m). In Europe, under the name Trixeo, sales amounted to $7m in the year (FY 2020: $nil).

Saphnelo
Saphnelo has received regulatory approval in the US and Japan to treat SLE. In December 2021, Saphnelo received positive recommendation in the EU from the CHMP; other regulatory reviews are ongoing.

Total Revenue, entirely comprising Product Sales in the US, amounted to $8m in the year, following launch in at the end of Q3 2021.

Rare Disease

Total Revenue recorded post-acquisition from 21 July 2021, amounted to $3,071m representing a pro rata increase of 8% (9% at CER) in the period. Pro rata growth rates on Rare Disease medicines for the year have been calculated by comparing post-acquisition revenues from 21 July 2021 with the corresponding prior year pre-acquisition revenues previously published by Alexion, adjusted pro rata to match the post-acquisition period.

Soliris
Total Revenue in the year amounted to $1,874m, representing a pro rata increase of 1% (2% at CER).

In the US, Total Revenue in the year amounted to $1,068m, representing a pro rata increase of 4%. Sales benefitted from growing use in neurology indications, gMG and NMOSD, offset by the successful conversion to Ultomiris in haematological indications PNH and aHUS. Ultomiris offers patients a lower average annual treatment cost, and a more convenient dosing schedule with every eight week dosing versus the every two week regimen for Soliris.

Outside of the US, Total Revenue amounted to $806m. Performance during the period was driven by new country launches and benefitted from order timing in the fourth quarter.

Ultomiris
Total Revenue in the year amounted to $688m, representing a pro rata increase of 27% (29% at CER). Quarter on quarter variability can be expected due to the every eight-week dosing schedule.

In the US, Total Revenue in the year amounted to $381m, representing a pro rata increase of 20%. Sales benefitted from successful conversion from Soliris in PNH and aHUS.

Outside of the US, Total Revenue in the year amounted to $307m. Performance was driven by new country launches in the quarter.

Strensiq
Total Revenue in the year amounted to $378m, representing a pro rata increase of 13%.

In the US, Total Revenue in the year amounted to $297m, representing pro rata growth of 13%. Performance benefitted increased demand over the course of the year as well as channel inventory movements in the fourth quarter.

Other medicines (outside the main disease areas)

Total Revenue, primarily comprising Product Sales, amounted to $2,484m in the year, a decrease of 6% (7% at CER). This does not include revenue from Vaxzevria, which is covered in the COVID-19 commentary below. Other medicines Total Revenue represented 7% of overall Total Revenue (FY 2020: 10%).

Nexium
Total Revenue, predominantly comprising Product Sales, declined by 7% (8% at CER) in the year to $1,424m. Revenue in Emerging Markets decreased by 7% (9% at CER) in the year to $705m, reflecting the impact of the inclusion of Nexium (oral) in China's VBP programme in February 2021 resulting in significantly lower market access and a mandatory price reduction. Nexium (i.v.) was included in the fifth round of VBP with implementation in Q4 2021.

In Japan, where AstraZeneca collaborated with Daiichi Sankyo until September 2021, Product Sales declined by 13% (11% at CER) in the year to $369m. The quarterly phasing of sales in 2021 was impacted by the phasing of orders from Daiichi Sankyo ahead of the conclusion of the joint sales promotion by the two companies in September 2021.

Total Revenue in the US declined by 20% to $150m, and in Europe, it decreased by 17% (22% at CER) to $62m.

Synagis
Total Revenue, entirely comprising Product Sales, increased by 10% in the year (13% at CER) to $410m. Sales in Q4 2021 increased by 207% (217% at CER) to $239m, following an increase in demand in the northern hemisphere due to the earlier-than-usual RSV[59] season in 2021.

Sales in Europe declined by 38% (37% at CER) in the year to $203m. This performance reflected the expiry of the ex-US commercial rights agreement between AstraZeneca and AbbVie on 30 June 2021 and changes as a result of the reversion of ex-US rights to AstraZeneca thereafter. Prior to the expiry of the agreement, AstraZeneca's sales to AbbVie were reported in Europe. In Q4 2021, AstraZeneca recorded revenues in regions that, in the prior year, had been covered by the aforementioned agreement, including sales in Established Rest of World of $97m (Q4 2020: $nil) and sales in Emerging Markets of $20m (Q4 2020: $nil).

FluMist
Total Revenue, entirely comprising of Product Sales, declined by 14% (17% at CER) to $253m in the year due to a one-off supplemental order in the US in 2020 causing an unfavourable comparison to the prior year. Sales in the US declined by 62% to $27m as a result. Sales in Europe in the year increased 1% (declined 2% at CER) to $222m.

COVID-19

Total Revenue of $4,116m included Collaboration Revenue of $114m, of which $50m was recognised in Q4 2021 for an option agreement to out-license commercial rights in certain limited geographies for Evusheld, and $10m related to Collaboration Revenue from a vaccine manufacturer in China.

Vaxzevria
Product Sales amounted to $3,917m in the year, with 963 million doses of Vaxzevria invoiced worldwide by AstraZeneca. Over half of sales, $2,240m, came from ex-China Emerging Markets. In Q4 2021, Product Sales of $1,781m came from a blend of early pandemic contracts and recent orders, and included $64m recognised as US revenue for vaccine doses that were donated by the US Government to other nations. In the year, the majority of doses delivered related to pandemic contracts.

Evusheld
Product Sales contributed $85m, of which $66m came from Europe and $19m from Emerging Markets. There were no Evusheld sales recorded in the US or Established Rest of World.

Regional Total Revenue

A geographical split of Product Sales is shown in Note 8 to the Condensed Financial Statements.

Table 10: Regional Total Revenue

	FY 2021				Q4 2021
		% of	Actual %	CER %		Actual %	CER %
	$m	total	change	change	$m	change	change
Emerging Markets	12,281	33	41	36	3,663	63	61
- China	6,011	16	12	4	1,312	(4)	(8)
- Ex-China	6,270	17	88	89	2,351	n/m	n/m
US	12,228	33	38	38	3,923	64	64
Europe	8,050	22	45	40	2,872	57	58
Established RoW	4,858	13	37	37	1,553	64	72
- Japan	3,498	9	34	37	1,137	58	71
- Canada	772	2	28	19	236	62	54
- Other Established RoW	588	2	90	76	180	n/m	n/m
Total	37,417	100	41	38	12,011	62	63

Table 11: Emerging Markets Total Revenue disease area performance

	FY 2021				Q4 2021
		% of	Actual %	CER %		Actual %	CER %
	$m	total	change	change	$m	change	change
Oncology	3,223	26	11	6	785	18	15
BioPharmaceuticals: CVRM	3,785	31	17	12	869	10	8
BioPharmaceuticals: R&I	1,749	14	9	4	445	(19)	(21)
Rare Disease16	196	2	11	18	131	81	91
Other medicines	956	8	(1)	(4)	200	(17)	(18)
COVID-19	2,372	19	n/m	n/m	1,233	n/m	n/m
Total	12,281	100	41	36	3,663	63	61

Table 12: Ex-China Emerging Markets Total Revenue

	FY 2021			Q4 2021
		Actual %	CER %		Actual %	CER %
	$m	change	change	$m	change	change
Ex-China Emerging Markets	6,270	88	89	2,351	n/m	n/m
- Russia	445	42	45	138	80	71
- Brazil	973	n/m	n/m	523	n/m	n/m
- Ex-Brazil Latin America	1,132	n/m	n/m	467	n/m	n/m
- Ex-China Asia Pacific	2,526	n/m	n/m	891	n/m	n/m
- Middle East and Africa	1,194	17	20	332	30	38

China Total Revenue comprised 49% of Emerging Markets Total Revenue (FY 2020: 62%) and increased by 12% (4% at CER) in the year to $6,011m.

Excluding Vaxzevria, Ex-China Emerging Markets Total Revenue increased by 19% in the year (21% at CER) to $3,977m.

Financial performance

Table 13: Reported Profit and Loss - FY 2021

	FY 2021	FY 2020	Actual	CER
	$m	$m	% change	% change
Total Revenue	37,417	26,617	41	38
- Product Sales	36,541	25,890	41	38
- Collaboration Revenue	876	727	20	20
Cost of Sales	(12,437)	(5,299)	n/m	n/m
Gross Profit	24,980	21,318	17	17
Gross Profit Margin	66.0%	79.5%	-14	-13
Distribution Expense	(446)	(399)	12	7
% Total Revenue	1.2%	1.5%	-	-
R&D Expense	(9,736)	(5,991)	62	59
% Total Revenue	26.0%	22.5%	-4	-3
SG&A Expense	(15,234)	(11,294)	35	32
% Total Revenue	40.7%	42.4%	+2	+2
Other Operating Income & Expense	1,492	1,528	(2)	(4)
% Total Revenue	4.0%	5.7%	-2	-2
Operating Profit	1,056	5,162	(80)	(70)
Operating Margin	2.8%	19.4%	-17	-15
Net Finance Expense	(1,257)	(1,219)	3	2
Joint Ventures and Associates	(64)	(27)	n/m	n/m
(Loss)/Profit before tax	(265)	3,916	n/m	(93)
Taxation	380	(772)	n/m	n/m
Tax rate	143%	20%
Profit after tax	115	3,144	(96)	(83)
Earnings per share	$0.08	$2.44	(97)	(84)

Table 14: Reported Profit and Loss - Q4 2021

	Q4 2021	Q4 2020	Actual	CER
	$m	$m	% change	% change
Total Revenue	12,011	7,410	62	63
- Product Sales	11,498	7,011	64	65
- Collaboration Revenue	513	399	29	29
Cost of Sales	(4,625)	(1,525)	n/m	n/m
Gross Profit	7,386	5,885	25	31
Gross Profit Margin	59.8%	78.2%	-18	-16
Distribution Expense	(124)	(109)	14	13
% Total Revenue	1.0%	1.5%	-	-
R&D Expense	(2,584)	(1,719)	50	50
% Total Revenue	21.5%	23.2%	2	2
SG&A Expense	(5,117)	(3,210)	59	59
% Total Revenue	42.6%	43.3%	1	1
Other Operating Income & Expense	147	640	(77)	(78)
% Total Revenue	1.2%	8.6%	-7	-7
Operating (Loss)/Profit	(292)	1,487	n/m	n/m
Operating Margin	-2.4%	20.1%	-22	-20
Net Finance Expense	(335)	(314)	7	8
Joint Ventures and Associates	(9)	(6)	53	51
(Loss)/Profit Before Tax	(636)	1,167	n/m	n/m
Taxation	290	(162)	n/m	n/m
Tax rate	46%	14%
(Loss)/Profit After Tax	(346)	1,005	n/m	n/m
(Loss)/Earnings per share	$(0.22)	$0.78	n/m	n/m

Table 15: Reconciliation of Reported (Loss)/Profit Before Tax to EBITDA - FY 2021

	FY 2021	FY 2020	Actual	CER
	$m	$m	% change	% change
Reported (Loss)/Profit Before Tax	(265)	3,916	n/m	(93)
Net Finance Expense	1,257	1,219	3	2
Joint Venture and Associates	64	27	n/m	n/m
Depreciation, Amortisation and Impairment	6,530	3,149	n/m	99
EBITDA	7,586	8,311	(9)	(6)

EBITDA of $7,586m in the year (FY 2020: $8,311m) has been negatively impacted by the $2,198m (FY 2020: $nil) unwind of inventory fair value uplift recognised on acquisition of Alexion, as well as increased restructuring charges arising from the Post Alexion Acquisition Group Review. The unwind of inventory fair value is expected to depress EBITDA over approximately 18 months post-acquisition in line with revenues.

Table 16: Reconciliation of Reported (Loss)/Profit Before Tax to EBITDA - Q4 2021

	Q4 2021	Q4 2020	Actual	CER
	$m	$m	% change	% change
Reported (Loss)/Profit Before Tax	(636)	1,167	n/m	n/m
Net Finance Expense	335	314	7	8
Joint Venture and Associates	9	6	53	51
Depreciation, Amortisation and Impairment	2,192	797	n/m	n/m
EBITDA	1,900	2,284	(17)	(8)

EBITDA of $1,900m in the quarter (Q4 2020: $2,284m) has been negatively impacted by the $1,154m (QTD 2020: $nil) unwind of inventory fair value uplift recognised on acquisition of Alexion, as well as increased restructuring charges arising from the Post Alexion Acquisition Group Review. The unwind of inventory fair value is expected to depress EBITDA over approximately 18 months post-acquisition in line with revenues.

Table 17: Reconciliation of Reported to Core financial measures - FY 2021

FY 2021	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Acquisition of Alexion[60]	Other[61]	Core[62]	Core % change	Reported% change
	$m	$m	$m	$m	$m	$m	Actual	$m
Gross Profit	24,980	722	66	2,206	(1)	27,973	30	30
Gross Profit Margin	66.0%					74.2%	-6	-5
Distribution Expense	(446)	-	-	-	-	(446)	12	7
R&D Expense	(9,736)	223	1,496	28	2	(7,987)	36	33
SG&A Expense	(15,234)	338	3,584	207	1	(11,104)	19	15
Total Operating Expense	(25,416)	561	5,080	235	3	(19,537)	25	22
Other Operating Income & Expense	1,492	-	-	-	-	1,492	(3)	(4)
Operating Profit	1,056	1,283	5,146	2,441	2	9,928	35	41
Operating Margin	2.8%					26.5%	-1	+1
Net Finance Expense	(1,257)	-	-	-	395	(862)	10	11
Taxation	380	(249)	(1,024)	(531)	(70)	(1,494)	14	19
EPS	$0.08	$0.73	$2.91	$1.34	$0.23	$5.29	32	37

Table 18: Reconciliation of Reported to Core financial measures - Q4 2021

FY 2021	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Acquisition of Alexion57	Other58	Core59	Core % change	Reported% change
	$m	$m	$m	$m	$m	$m	Actual	$m
Gross Profit	7,386	501	19	1,157	(3)	9,060	53	59
Gross Profit Margin	59.8%					74.3%	-4	-2
Distribution Expense	(124)	-	-	-	-	(124)	14	13
R&D Expense	(2,584)	68	101	18	1	(2,396)	40	40
SG&A Expense	(5,117)	166	1,607	41	(65)	(3,368)	19	18
Total Operating Expense	(7,825)	234	1,708	59	(64)	(5,888)	27	26
Other Operating Income & Expense	147	-	(1)	-	-	146	(77)	(78)
Operating Profit	(292)	735	1,726	1,216	(67)	3,318	75	94
Operating Margin	-2.4%					27.6%	+2	+5
Net Finance Expense	(335)	-	-	-	102	(233)	14	16
Taxation	290	(156)	(327)	(289)	(15)	(497)	67	88
EPS	$(0.22)	$0.37	$0.91	$0.60	$0.01	$1.67	56	74

Profit and Loss summary

a)  Gross Profit

Reported Gross Profit Margin in the year declined 14 (13 at CER) percentage points to 66%; Core Gross Profit Margin declined six (five at CER) percentage points in the year to 74.2% predominantly reflecting the equitable supply, at no profit to AstraZeneca, of the pandemic COVID-19 vaccine, together with an increasing impact from profit-sharing arrangements (primarily Lynparza and roxadustat). These effects were partially offset by the contribution from Alexion from 21 July 2021 and a larger proportion of Oncology sales. Reported Gross Profit Margin has also been impacted by restructuring charges and the unwind of the fair value adjustment to Alexion inventories at the date of acquisition. The fair value uplift is expected to unwind through Reported Cost of Sales over the 18 months post-acquisition, and in Q4 2021, the impact of the fair value uplift unwind on Cost of Sales was $1,154m. Variations in gross margin performance between periods can be expected to continue.

b)  Total Operating Expense

Reported Total Operating Expense increased in the year by 44% (40% at CER) to $25,416m. Core Total Operating Expense increased by 25% (22% at CER) to $19,537m and represented 52% of Total Revenue (FY 2020: 59%).

Reported R&D Expense increased in the year by 62% (59% at CER) to $9,736m including intangible asset impairment charges recognised in the year of $1,464m of which $1,172m relates to the impairment recorded in the third quarter on an intangible asset related to the acquisition of Ardea Biosciences, Inc. in 2012, following the decision to discontinue the development of verinurad.

Core R&D Expense increased in the year by 36% (33% at CER) to $7,987m with increases in both Reported and Core R&D Expense reflecting the Company's continued investment in Vaxzevria and Evusheld, and other costs related to COVID-19, such as personal protective equipment and colleague COVID-19 testing across the Company. The increases also reflected the investment in several late-stage Oncology trials and the advancement of a number of Phase II clinical development programmes in BioPharmaceuticals, mainly in CVRM. In the year, grant income of $533m has been recognised, of which $309m has been offset against the US clinical trial costs for Vaxzevria and $224m offset against costs for Evusheld.

Reported SG&A Expense increased in the year by 35% (32% at CER) to $15,234m including the increased amortisation of intangible assets related to the Alexion acquisition, increased restructuring charges of $338m primarily comprise supply chain restructuring, exit costs for de-prioritised R&D projects, and severance payments. Intangible asset impairment charges of $603m have been recorded in SG&A, of which $469m relates to the impairment of Bydureon.

Core SG&A Expense increased by 19% (15% at CER) to $11,104m, reflecting the investment in Oncology-medicine launches, the launch of several new BioPharmaceuticals medicines, particularly in the US, and AstraZeneca's further expansion in Emerging Markets.

c)  Other Operating Income and Expense

Reported and Core Other Operating Income and Expense decreased in the year to $1,492m, by 2% (4% at CER) and by 3% (4% at CER) respectively, and included:

-    Income from the divestment of AstraZeneca's 26.7% share of Viela as part of the acquisition by Horizon Therapeutics plc. AstraZeneca received cash proceeds and profit of $776m upon closing with the profit being recorded as Other Operating Income

-    $317m of income from an agreement with Grünenthal to divest commercial rights to Crestor in over 30 countries in Europe, except in the UK and Spain

In FY 2020, Other Operating Income included divestment gains for the commercial rights to Atacand and a number of legacy hypertension medicines.

d)  Net Finance Expense

Reported Net Finance Expense increased in the year by 3% (2% at CER) to $1,257m, principally reflecting lower interest income on securities and short-term deposits driven by lower interest rates, financing costs related to the facilities and debt for the Alexion transaction, partly offset by lower discount unwind costs on acquisition-related liabilities, including the Diabetes Alliance. Core Net Finance Expense increased in the year by 10% (11% at CER) to $862m and was principally driven by the aforementioned lower interest income and Alexion-related financing costs.

e)  Taxation

The Reported Tax Rate for the year was 143% (2020: 20%), being a tax benefit on the Reported Loss Before Tax, and the Core Tax Rate was 17% (2020: 20%). The Reported and Core tax rates benefitted from the following one-off favourable impacts:

-    A non-taxable gain on the divestment of the investment in Viela; and

-    A reduction of tax liabilities arising from updates to estimates of prior period tax liabilities following settlements with tax authorities and on expiry of statute of limitations, partially offset by a tax charge on recalculation of deferred tax balances following substantive enactment of Dutch and UK Corporation Tax rate increases.

Excluding these net benefits, the Core Tax Rate would have been c.21%.

The net cash tax paid for the year was $1,743m (FY 2020: $1,562m).

f)  EPS

Reported EPS in the year declined 97% (84% at CER) to $0.08 (FY 2020: $2.44). Core EPS increased by 32% (37% at CER) to $5.29.

g)  Dividend per share

The Board reaffirms its commitment to the progressive dividend policy. A second interim dividend of $1.97 per share (145.3 pence, 18.00 SEK) has been declared, meaning a full-year dividend per share of $2.87 (210.1 pence, 25.77 SEK). Dividend payments are normally paid as follows:

-    First interim dividend - announced with half-year and second-quarter results and paid in September

-    Second interim dividend - announced with full-year and fourth-quarter results and paid in March

The record date for the second interim dividend for 2021, payable on 28 March 2022, will be 25 February 2022. The ex-dividend date will be 24 February 2022. The record date for the first interim dividend for 2022, payable on 12 September 2022, will be 12 August 2022. The ex-dividend date will be 11 August 2022.

Table 19: Cash Flow Summary

	FY 2021	FY 2020	Change
	$m	$m	$m
Reported Operating Profit	1,056	5,162	(4,106)
Depreciation, Amortisation and Impairment	6,530	3,149	3,381
Decrease in Working Capital and Short-term Provisions	2,021	361	1,721
Gains on Disposal of Intangible Assets	(513)	(1,030)	517
Gains on Disposal of Investments in Associates and Joint Ventures	(776)	-	(776)
Non-Cash and Other Movements	109	(548)	596
Interest Paid	(721)	(733)	12
Taxation Paid	(1,743)	(1,562)	(181)
Net Cash Inflow from Operating Activities	5,963	4,799	1,164
Net Cash (Outflow)/Inflow before Financing Activities	(5,095)	4,514	(9,609)
Net Cash Inflow/(Outflow) from Financing Activities	3,649	(2,203)	5,852

Net Cash Inflow from Operating Activities increased in the year by $1,164m to $5,963m.

The decrease in Net Cash (Outflow)/Inflow before Financing Activities of $9,609m is principally due to the Alexion acquisition, specifically the upfront payment of $13,349m, less cash and cash equivalents acquired of $4,086m, and $211m of payments upon vesting of employee share awards. This decrease is partially offset by the aforementioned improvement in Net Cash Inflow from Operating Activities.

The Reported Operating Profit of $1,056m in FY2021 includes a negative impact of $2,198m relating to the unwind of the inventory fair value uplift recognised on acquisition of Alexion. This is offset by a corresponding item (positive impact of $2,198m) in Decrease in Working Capital and Short-term Provisions. Overall, the unwind of the fair value uplift has no impact on the Net Cash Inflow from Operating Activities.

Capital Expenditure
Capital Expenditure amounted to $1,091m in the year (FY 2020: $961m). This included investment in the new AstraZeneca R&D centre on the Biomedical Campus in Cambridge, UK, to which a number of colleagues have begun relocation.

The Company anticipates an increase in Capital Expenditure, partly driven by an expansion in its capacity for growth across several limited-sized projects.

Table 20: Net Debt summary

	At 31 Dec 2021	At 31 Dec 2020
	$m	$m
Cash and cash equivalents	6,329	7,832
Other investments	69	160
Cash and investments	6,398	7,992
Overdrafts and short-term borrowings	(387)	(658)
Lease liabilities	(987)	(681)
Current instalments of loans	(1,273)	(1,536)
Non-current instalments of loans	(28,134)	(17,505)
Interest-bearing loans and borrowings (Gross Debt)	(30,781)	(20,380)
Net derivatives	61	278
Net Debt	(24,322)	(12,110)

Net Debt increased by $12,212m in the year to $24,322m primarily due to financing the Alexion acquisition. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Details in regards to the funding of the Alexion acquisition are provided within Note 5.

In July 2021, following the acquisition of Alexion, S&P Global Ratings upgraded AstraZeneca's long-term credit rating to A-. Other than this, there were no changes to the Company's solicited credit ratings during the year to 31 December 2021. At 31 December 2021, the Company's solicited credit ratings from S&P were A- (long term) and A-2 (short term), and from Moody's Investor Service were A3 (long term) and P-2 (short term).

Capital allocation
The Board's aim is to continue to strike a balance between the interests of the business, financial creditors and the Company's shareholders. The Company's capital allocation priorities include investing in the business and pipeline, maintaining a strong, investment-grade credit rating, potential value-enhancing business development opportunities, and supporting the progressive dividend policy.

Summarised financial information for guarantee of securities of subsidiaries
AstraZeneca Finance LLC ("AstraZeneca Finance") is the issuer of 0.700% Notes due 2024, 1.200% Notes due 2026, 1.750% Notes due 2028 and 2.250% Notes due 2031 (the "AstraZeneca Finance Notes"). Each series of AstraZeneca Finance Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance's existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC's existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise.

Please refer to the consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F and reports on Form 6-K with our quarterly financial results as filed or furnished with the SEC for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance Notes please refer to AstraZeneca PLC's Form 6-K furnished to the SEC on 28 May 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the "Securities Act"), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Table 21: Obligor group summarised Statement of Comprehensive income

	FY 2021	FY 2020
	$m	$m
Total revenue	-	-
Gross profit	-	-
Operating loss	(157)	(45)
Loss for the period	(773)	(663)
Transactions with subsidiaries that are not issuers or guarantors	5,914	2,637

Table 22: Obligor group summarised Statement of Financial position information

	At 31 Dec 2021	At 31 Dec 2020
	$m	$m
Current assets	8	26
Non-current assets	-	4
Current liabilities	(1,442)	(1,720)
Non-current liabilities	(25,646)	(17,161)
Amounts due from subsidiaries that are not issuers or guarantors	11,510	7,011
Amounts due to subsidiaries that are not issuers or guarantors	(293)	(290)

Foreign exchange
The Company's transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign-exchange contracts against the individual companies' reporting currency. Foreign-exchange gains and losses on forward contracts for transactional hedging are taken to profit or loss. In addition, the Company's external dividend payments, paid principally in pounds sterling and Swedish krona, are fully hedged from announcement to payment date.

Table 23: Currency sensitivities
The Company provides the following currency-sensitivity information:

		Average exchange rates versus USD			Annual impact of 5% strengthening in exchange rate versus USD ($m)[63]
Currency	Primary Relevance	FY 2021[64]	YTD 2022[65]	% change	Total Revenue	Core Operating Profit
CNY	Total Revenue	6.43	6.36	1	277	158
EUR	Total Revenue	0.85	0.88	(4)	317	160
JPY	Total Revenue	109.83	114.90	(5)	229	158
Other[66]					420	196
GBP	Operating Expense	0.73	0.74	(1)	61	(93)
SEK	Operating Expense	8.58	9.14	(7)	6	(82)

Sustainability

AstraZeneca's sustainability approach has three priority areas[67], aligned with the Company's purpose and business strategy:

-    Access to healthcare
-    Environmental protection
-    Ethics and transparency

Recent developments and progress against the Company's priorities are reported below.

a) Access to healthcare

In the fourth quarter of 2021, the Company delivered approximately 102 million doses of its COVID-19 vaccine through COVAX. As of the end December 2021, the Company and its sublicensee SII had delivered more than 247 million doses with COVAX to 130 countries. AstraZeneca and its sublicensee SII remain the largest contributor to COVAX. As of February 2022, AstraZeneca and its sub-licensing partners have released more than 2.6 billion vaccine doses, for supply in over 180 countries. Approximately two thirds of the doses have gone to low and middle-income countries.

The Company's Healthy Heart Africa (HHA) programme marked its seventh anniversary in Kenya at the joint Pan-African Society of Cardiology/Kenya Cardiac Society (PASCAR/KCS) Congress in Mombasa in November. The HHA programme featured during a panel session on Health system resilience to improve and maintain access to cardiovascular diseases care, chaired by Professor Elijah Ogola, Secretary General of PASCAR and Principal investigator for the HHA programme. Since the programme launched in 2015, HHA has conducted over 23 million blood pressure screenings, identified over 4.5 million elevated readings, activated over 950 sites and trained more than 9,000 healthcare workers and volunteers.

During the quarter, the Company's Young Health Programme (YHP), in collaboration with Plan International UK and various public sector bodies, reached more than 815,000 young people with health information and advocacy initiatives, including successful expansion into Japan, Jordan and Malaysia. This, along with new reporting from UNICEF, brings the reach of the YHP in 2021 to almost four million young people.

On International Day of the Girl on October 11, 2021, the YHP platform was used to promote awareness of inclusion and diversity through the global #GirlsBelongHere campaign which placed more than 50 girls into mentorship opportunities with Senior Executive Team and Board members, providing a valuable opportunity to share viewpoints and sharpen internal awareness on the barriers to women in the workplace.

In collaboration with One Young World, the YHP also hosted a session at COP26 in November, on the intersection of health and climate, with an emphasis on adolescent health. This focus continued in remarks given by Company Chairman Leif Johansson at the invitation of UNICEF at the inaugural Global Forum for Children and Youth in December 7. At this Forum, the Company pledged its commitment to the "Commitment to Children and Youth Platform", also reinforcing the links to the Sustainable Development Goals.

Research is now underway in eight of the 13 countries selected as part of Phase 2 of The Partnership for Health System Sustainability and Resilience (PHSSR) policy programme. New partners have joined the initiative including Philips, KPMG and the European Observatory on Health Systems and Policies. AstraZeneca convened a hybrid summit on health system sustainability and resilience at EXPO2020 in Dubai in January, together with health ministers, key partners and former Heads of State.

b) Environmental protection

The Company made good progress in reducing its Scope 1 and 2 greenhouse gas emissions. As at the end of December 2021, the Company had achieved 59% reduction compared with its 2015 baseline. All imported electricity is now from renewable sources. This includes the full integration of Alexion's carbon footprint and rebasing 2015.

Following the launch of the Sustainable Markets Initiative (SMI) Health Systems Taskforce at COP26, the Taskforce has convened several times under Chief Executive Officer Pascal Soriot's leadership, to progress towards its ambition of accelerating the delivery of net zero healthcare.

In December 2021, AstraZeneca was CDP AA rated for Climate and Water for the sixth year in succession, recognised for its environmental leadership in both climate change and water security. The Company was also rated for the first time for the restoration of forests and ecosystems, gaining a C rating.

In November 2021, the Company announced a new partnership with Forestry England and Borders Forest Trust to plant one million trees across the UK that will support reforestation efforts across England and Southern Scotland. Through Forestry England, planting efforts will initially be focused on Thetford Forest, 30 miles from the Company's new Cambridge Discovery Centre, and in the Goyt Valley, ten miles from AstraZeneca's Macclesfield site, as both areas have suffered in recent years from the impact of pests and disease. In Scotland, planting will focus on two 'wild heart' sites, aimed at reviving the Wild Heart of Southern Scotland and bringing back lost habitats in the area.

In December 2021, the Company announced a partnership with Future Biogas to build a new renewable energy plant to generate biomethane, as a substitute for natural gas, to provide a renewable source of heat and power for AstraZeneca's UK sites in Macclesfield, Cambridge, Speke, and Luton. This initiative will help, in part, with the Company's transition to 100% renewable energy for heat and power, as well as provide additional renewable gas to the UK gas grid.

c) Ethics and transparency

In November 2021, the Company was recognised as one of the most sustainable pharmaceutical companies with 6th position in their sector in the Dow Jones Sustainability Index (DJSI). In January 2022, for the fifth year in a row, the Company was ranked amongst the Corporate Knights Global 100 most sustainable corporations, following an assessment of nearly 7,000 public companies.

In January 2022, AstraZeneca's inclusion in the Bloomberg Gender Equality Index for 2022 was confirmed for the fourth consecutive year. Gender equality is vitally important to AstraZeneca, as women excelling in scientific careers is key to ensuring the Company is truly inclusive and representative of the communities in which it operates.

In collaboration with an independent consultancy, and with input from our Sustainability Advisory Board (SAB) AstraZeneca used the results of its 2021 Materiality Assessment survey and stakeholder input to prioritise those issues where it can have the most positive impacts on patients, healthcare systems, the environment and society. The materiality assessment confirmed the existing strategic priority pillars and identified nine broader material focus areas, which will be reflected in the overall sustainability strategy and priorities going forward. Following this exercise, it was agreed that the SAB had fulfilled its remit.

Research and development

A comprehensive view of AstraZeneca's pipeline of medicines in human trials can be found in the latest clinical trials appendix, available on www.astrazeneca.com/investor-relations. The clinical trials appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology
Significant new trials in Oncology where the first patient was dosed as of 10 February 2022 included, DESTINY-Breast11, a Phase III trial of Enhertu in neoadjuvant HER2+ breast cancer, and TROPION-Breast01 a Phase III trial of datopotamab deruxtecan in metastatic HR+, HER2-negative breast cancer.

AstraZeneca presented new data across its diverse portfolio of cancer medicines at the San Antonio Breast Cancer Symposium (SABCS), the 63rd American Society of Hematology (ASH) Annual Meeting in December 2021, and at the American Society of Clinical Oncology Gastrointestinal Cancers Symposium (ASCO GI) in January 2022.

Data presented at SABCS included 33 abstracts spanning 14 medicines and potential new medicines including new analyses from the DESTINY-Breast03 Phase III trial of Enhertu, early data in advanced triple negative breast cancer from the TROPION-PanTumor01 Phase I trial of datopotamab deruxtecan and the BEGONIA Phase Ib/II trial of Imfinzi in combination with oleclumab and capivasertib.

ASH featured more than 25 abstracts across the Company's haematology portfolio and pipeline, including an oral presentation of three-year follow-up data from the ASCEND Phase III trial for the use of Calquence in relapsed or refractory chronic lymphocytic leukaemia.

ASCO GI featured over 20 abstracts, including data from Imfinzi plus tremelimumab in 1st-line unresectable liver cancer in the HIMALAYA Phase III trial, as well as initial results for Imfinzi from the TOPAZ-1 Phase III trial in advanced biliary tract cancer.

Imfinzi
In January 2022, AstraZeneca presented results from the HIMALAYA Phase III trial at the aforementioned 2022 ASCO GI meeting. The results showed a single priming dose of tremelimumab added to Imfinzi demonstrated a statistically significant and clinically meaningful improvement in OS[68] versus sorafenib as a 1st-line treatment for patients with unresectable HCC who had not received prior systemic therapy and were not eligible for localised treatment.

Patients on the STRIDE[69] regimen saw a 22% reduction in risk of death versus sorafenib (HR 0.78, 96.02% CI 0.65-0.93; p=0.0035). Median OS was 16.4 months versus 13.8 for sorafenib. An estimated 31% of patients were still alive at three years versus 20% for sorafenib. Results also showed an increase in ORR[70] with the STRIDE regimen versus sorafenib (20.1% vs. 5.1%). Median DoR[71] was 22.3 months with the STRIDE regimen versus 18.4 with sorafenib. The addition of tremelimumab to Imfinzi did not increase severe liver toxicity, and no bleeding risk was observed.

HIMALAYA also tested Imfinzi monotherapy, which demonstrated non-inferior OS to sorafenib (HR 0.86; 95.67% CI 0.73-1.03; non-inferiority margin 1.08) with a median OS of 16.6 months versus 13.8, and an improved tolerability profile versus sorafenib.

In January 2022, AstraZeneca also presented results from an interim analysis of TOPAZ-1, where patients treated with Imfinzi in combination with standard-of-care chemotherapy experienced a 20% reduction in the risk of death versus chemotherapy alone (HR of 0.80; 95% CI, 0.66-0.97; 2-sided p=0.021). Median OS was 12.8 months versus 11.5 for chemotherapy. An estimated 25% of patients were still alive at two years versus 10% for chemotherapy.

Results also showed a 25% reduction in the risk of disease progression or death with Imfinzi plus chemotherapy (HR, 0.75; 95% CI, 0.64-0.89; 2-sided p=0.001). Median PFS was 7.2 months for the combination versus 5.7 for chemotherapy. Patients treated with Imfinzi plus chemotherapy achieved an ORR of 26.7% versus 18.7% for patients treated with chemotherapy alone. Imfinzi plus chemotherapy did not increase the discontinuation rate due to AEs compared to chemotherapy alone.

During the period, AstraZeneca received regulatory submission acceptance in the US and EU and completed regulatory submission in Japan for Imfinzi +/- tremelimumab use in the treatment of in 1st-line Stage IV non-small cell lung cancer based on the results of the POSEIDON Phase III trial.

Lynparza
In November 2021, AstraZeneca announced that the supplemental New Drug Application (sNDA) for Lynparza had been accepted and granted Priority Review in the US for the adjuvant treatment of patients with BRCA-mutated HER2-negative high-risk early breast cancer who have already been treated with chemotherapy either before or after surgery.

During the period, AstraZeneca received regulatory submission acceptance in the EU for Lynparza use in the treatment of 1st-line mCRPC based on the results of the PROpel Phase III trial.

Enhertu
In January 2022, AstraZeneca and Daiichi Sankyo received notification that the supplemental Biologics License Application (sBLA) for Enhertu had been accepted and granted Priority Review in the US for the treatment of adult patients in the US with unresectable or metastatic HER2-positive breast cancer who have received a prior anti-HER2-based regimen based on the results of the DESTINY-Breast03 Phase III trial. Regulatory submission acceptance has also been received in the EU, and submission made in Japan, based on the results of this trial.

During the period, Enhertu was assigned category 1 status in the NCCN guidelines for both for the second-line treatment of HER2-positive metastatic breast cancer, and in the first-line setting for patients whose disease is rapidly progressing following neoadjuvant or adjuvant therapy.

BioPharmaceuticals - CVRM

Significant new trials in CVRM where the first patient was dosed during the period included STABILIZE-CKD, a Phase III trial of Lokelma to evaluate the effect of the medicine as an adjunct to ACEi[72] or ARB[73] therapy on slowing CKD progression in patients with hyperkalaemia or at high risk of hyperkalaemia.

Brilinta
During the period, the Company decided to withdraw its EMA regulatory application seeking approval for Brilique to reduce the risk of stroke in patients with an acute ischaemic stroke or high-risk transient ischaemic attack. Brilinta is approved in the aforementioned indication in the US.

Lokelma
In November 2021, AstraZeneca was granted Fast Track Designation in the US for the investigation of Lokelma to reduce arrhythmia-related cardiovascular outcomes in patients on chronic haemodialysis with recurrent hyperkalaemia. The designation is based on the potential of Lokelma to reduce serious adverse CV outcomes in this patient population. Lokelma is currently being evaluated in this indication in the ongoing Phase III DIALIZE-Outcomes trial.

Eplontersen
In January 2022, eplontersen was granted ODD by the US FDA[74] for the treatment of transthyretin-mediated amyloidosis. Eplontersen is currently in Phase III clinical trials for amyloid transthyretin cardiomyopathy (ATTR-CM) and amyloid transthyretin polyneuropathy (ATTR-PN).

BioPharmaceuticals - Respiratory & Immunology

Tezspire (tezepelumab)
During the period, Tezspire received US regulatory approval following a Priority Review for the add-on maintenance treatment of adult and paediatric patients aged 12 years and older with severe asthma. Tezspire is the only biologic approved for severe asthma with no phenotype (e.g. eosinophilic or allergic) or biomarker limitation within its approved label. The approval was based on efficacy and safety data from the PATHFINDER clinical trial programme. The application included results from the pivotal NAVIGATOR Phase III trial in which Tezspire demonstrated superiority across every primary and key secondary endpoint in patients with severe asthma, compared to placebo, when added to standard therapy.

In October 2021, tezepelumab was granted Orphan Drug Designation by the FDA for the treatment of eosinophilic esophagitis.

Saphnelo
During the period, Saphnelo was recommended for approval in the EU by the CHMP of the European Medicines Agency as an add-on therapy for the treatment of adult patients with moderate to severe, active autoantibody-positive SLE, despite receiving standard therapy. The positive opinion is based on results from the Saphnelo clinical development programme, which included two TULIP Phase III trials and the MUSE Phase II trial. In these trials, more patients treated with Saphnelo experienced a reduction in overall disease activity across all affected organ systems from baseline and achieved sustained reduction in oral corticosteroid use compared to placebo, with both groups receiving standard therapy. The Company anticipates a regulatory decision for the EU in H1 2022.

Rare Disease

Ultomiris
During the period, Alexion announced that its sBLA for Ultomiris had been accepted and granted Priority Review in the US for the treatment of adults with generalised myasthenia gravis. The FDA set a Prescription Drug User Fee Act date during the second quarter of 2022, following use of a priority review voucher.

COVID-19

COVID-19 vaccines
In January 2022, a preliminary analysis of a safety and immunogenicity trial (D7220C00001) showed that Vaxzevria, when given as a third dose booster, increased the immune response to Beta, Delta, Alpha and Gamma SARS-CoV-2 variants, while a separate analysis showed increased antibody response to the Omicron variant.

Positive interim results of the trial and additional analysis demonstrated that AZD2816 generated a similar immune response to Vaxzevria against variants of concern, including Omicron, and AZD2816 and Vaxzevria were found to be generally well tolerated. Given these data, the low circulation of the Beta variant and the substantial body of evidence supporting Vaxzevria against current variants of concern, AstraZeneca has discontinued the AZD2816 development programme and will continue to focus on the supply of Vaxzevria around the world.

Evusheld (AZD7442, tixagevimab/cilgavimab)
In November, an analysis of the ongoing PROVENT Phase III trial evaluating a median six months of participant follow-up, showed one 300mg i.m.[75] dose of Evusheld reduced the risk of developing symptomatic COVID-19 compared to placebo by 83%.

During the period, Evusheld received Emergency Use Authorisation (EUA) in the US for the pre-exposure prophylaxis (prevention) of COVID-19 and received similar authorisations in other markets, including France and Bahrain.

In December, pre-clinical data from 'live' virus neutralisation data from both University College Oxford, UK and Washington University School of Medicine, St. Louis, US, published in pre-print, demonstrated that Evusheld retained neutralising activity against the Omicron SARS-CoV-2 variant (B.1.1.529). Evusheld's Inhibitory Concentration 50 (IC50), a measure of neutralising potency of an antibody, was within the range of neutralising antibody titres found in individuals who have been previously infected with and recovered naturally from COVID-19.

These findings are in line with pseudovirus neutralising data from independent investigators at the FDA announced on 16 December 2021, and add to the growing body of preclinical evidence demonstrating that Evusheld retains activity against all tested SARS-CoV-2 variants of concern to date.

Condensed Financial Statements

Table 24: FY 2021 - Condensed consolidated statement of comprehensive income

For the year ended 31 December	2021	2020
	$m	$m
Total Revenue	37,417	26,617
Product Sales	36,541	25,890
Collaboration Revenue	876	727
Cost of Sales	(12,437)	(5,299)
Gross profit	24,980	21,318
Distribution costs	(446)	(399)
Research and development expense	(9,736)	(5,991)
Selling, general and administrative expense	(15,234)	(11,294)
Other operating income and expense	1,492	1,528
Operating profit	1,056	5,162
Finance income	43	87
Finance expense	(1,300)	(1,306)
Share of after tax losses in associates and joint ventures	(64)	(27)
(Loss)/Profit before tax	(265)	3,916
Taxation	380	(772)
Profit for the period	115	3,144

Other comprehensive (loss)/income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	626	(168)
Net (losses)/gains on equity investments measured at fair value through other comprehensive income	(187)	938
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	-	(1)
Tax on items that will not be reclassified to profit or loss	105	(81)
	544	688
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	(483)	443
Foreign exchange arising on designated borrowings in net investment hedges	(321)	573
Fair value movements on cash flow hedges	(167)	180
Fair value movements on cash flow hedges transferred to profit or loss	208	(254)
Fair value movements on derivatives designated in net investment hedges	34	8
(Costs)/gains of hedging	(6)	9
Tax on items that may be reclassified subsequently to profit or loss	46	(39)
	(689)	920
Other comprehensive (loss)/income for the period, net of tax	(145)	1,608
Total comprehensive (loss)/income for the period	(30)	4,752

Profit attributable to:
Owners of the Parent	112	3,196
Non-controlling interests	3	(52)
	115	3,144
Total comprehensive income attributable to:
Owners of the Parent	(33)	4,804
Non-controlling interests	3	(52)
	(30)	4,752
Basic earnings per $0.25 Ordinary Share	$0.08	$2.44
Diluted earnings per $0.25 Ordinary Share	$0.08	$2.44
Weighted average number of Ordinary Shares in issue (millions)	1,418	1,312
Diluted weighted average number of Ordinary Shares in issue (millions)	1,427	1,313

Table 25: Q4 2021 - Condensed consolidated statement of comprehensive income

For the quarter ended 31 December	2021	2020
	$m	$m
Total Revenue	12,011	7,410
Product Sales	11,498	7,011
Collaboration Revenue	513	399
Cost of Sales	(4,625)	(1,525)
Gross profit	7,386	5,885
Distribution costs	(124)	(109)
Research and development expense	(2,584)	(1,719)
Selling, general and administrative expense	(5,117)	(3,210)
Other operating income and expense	147	640
Operating (loss)/profit	(292)	1,487
Finance income	1	7
Finance expense	(336)	(321)
Share of after tax losses in associates and joint ventures	(9)	(6)
(Loss)/Profit before tax	(636)	1,167
Taxation	290	(162)
(Loss)/Profit for the period	(346)	1,005

Other comprehensive (loss)/income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	34	23
Net losses on equity investments measured at fair value through other comprehensive income	(331)	(36)
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	(4)	-
Tax on items that will not be reclassified to profit or loss	34	(11)
	(267)	(24)
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	(115)	564
Foreign exchange arising on designated borrowings in net investment hedges	(46)	428
Fair value movements on cash flow hedges	(64)	178
Fair value movements on cash flow hedges transferred to profit or loss	71	(139)
Fair value movements on derivatives designated in net investment hedges	12	(31)
Costs of hedging	-	(1)
Tax on items that may be reclassified subsequently to profit or loss	9	(46)
	(133)	953
Other comprehensive (loss)/income for the period, net of tax	(400)	929
Total comprehensive (loss)/income for the period	(746)	1,934

(Loss)/Profit attributable to:
Owners of the Parent	(347)	1,012
Non-controlling interests	1	(7)
	(346)	1,005
Total comprehensive (loss)/income attributable to:
Owners of the Parent	(747)	1,940
Non-controlling interests	1	(6)
	(746)	1,934
Basic earnings per $0.25 Ordinary Share	$(0.22)	$0.78
Diluted earnings per $0.25 Ordinary Share	$(0.22)	$0.78
Weighted average number of Ordinary Shares in issue (millions)	1,547	1,312
Diluted weighted average number of Ordinary Shares in issue (millions)[76]	1,547	1,313

Table 26: Condensed consolidated statement of financial position

	At 31 Dec 2021	At 31 Dec2020
	$m	$m
Assets
Non-current assets
Property, plant and equipment	9,183	8,251
Right-of-use assets	988	666
Goodwill	19,997	11,845
Intangible assets	42,387	20,947
Investments in associates and joint ventures	69	39
Other investments	1,168	1,108
Derivative financial instruments	102	171
Other receivables	895	720
Deferred tax assets	4,330	3,438
	79,119	47,185
Current assets
Inventories	8,983	4,024
Trade and other receivables	9,644	7,022
Other investments	69	160
Derivative financial instruments	83	142
Intangible assets	105	-
Income tax receivable	663	364
Cash and cash equivalents	6,329	7,832
Assets held for sale	368	-
	26,244	19,544
Total assets	105,363	66,729

Liabilities
Current liabilities
Interest-bearing loans and borrowings	(1,660)	(2,194)
Lease liabilities	(233)	(192)
Trade and other payables	(18,938)	(15,785)
Derivative financial instruments	(79)	(33)
Provisions	(768)	(976)
Income tax payable	(916)	(1,127)
	(22,594)	(20,307)
Non-current liabilities
Interest-bearing loans and borrowings	(28,134)	(17,505)
Lease liabilities	(754)	(489)
Derivative financial instruments	(45)	(2)
Deferred tax liabilities	(6,206)	(2,918)
Retirement benefit obligations	(2,454)	(3,202)
Provisions	(956)	(584)
Other payables	(4,933)	(6,084)
	(43,482)	(30,784)
Total liabilities	(66,076)	(51,091)
Net assets	39,287	15,638
Equity
Capital and reserves attributable to equity holders of the Parent
Share capital	387	328
Share premium account	35,126	7,971
Other reserves	2,045	2,024
Retained earnings	1,710	5,299
	39,268	15,622
Non-controlling interests	19	16
Total equity	39,287	15,638

Table 27: Condensed consolidated statement of changes in equity

	Share capital	Share premium account	Other reserves	Retained earnings	Total attributable to owners of the parent	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2020	328	7,941	2,046	2,812	13,127	1,469	14,596
Profit for the period	-	-	-	3,196	3,196	(52)	3,144
Other comprehensive income	-	-	-	1,608	1,608	-	1,608
Transfer to other reserves	-	-	(22)	1,423	1,401	(1,401)	-
Transactions with owners:
Dividends	-	-	-	(3,668)	(3,668)	-	(3,668)
Issue of Ordinary Shares	-	30	-	-	30	-	30
Share-based payments charge for the period	-	-	-	277	277	-	277
Settlement of share plan awards	-	-	-	(349)	(349)	-	(349)
Net movement	-	30	(22)	2,487	2,495	(1,453)	1,042
At 31 Dec 2020	328	7,971	2,024	5,299	15,622	16	15,638
At 1 Jan 2021	328	7,971	2,024	5,299	15,622	16	15,638
Profit for the period	-	-	-	112	112	3	115
Other comprehensive loss	-	-	-	(145)	(145)	-	(145)
Transfer to other reserves	-	-	21	(21)	-	-	-
Transactions with owners:
Dividends	-	-	-	(3,882)	(3,882)	-	(3,882)
Issue of Ordinary Shares	59	27,155	-	-	27,214	-	27,214
Share-based payments charge for the period	-	-	-	615	615	-	615
Settlement of share plan awards	-	-	-	(781)	(781)	-	(781)
Issue of replacement share awards upon acquisition	-	-	-	513	513	-	513
Net movement	59	27,155	21	(3,589)	23,646	3[77]	23,649
At 31 Dec 2021	387	35,126	2,045	1,710	39,268	19	39,287

Table 28: Condensed consolidated statement of cash flows

For the year ended 31 December	2021	2020
	$m	$m
Cash flows from operating activities
(Loss)/Profit before tax	(265)	3,916
Finance income and expense	1,257	1,219
Share of after tax losses of associates and joint ventures	64	27
Depreciation, amortisation and impairment	6,530	3,149
Decrease in working capital and short-term provisions	2,021	361
Gains on disposal of intangible assets	(513)	(1,030)
Gains on disposal of investments in associates and joint ventures	(776)	-
Fair value movements on contingent consideration arising from business combinations	14	(272)
Non-cash and other movements	95	(276)
Cash generated from operations	8,427	7,094
Interest paid	(721)	(733)
Tax paid	(1,743)	(1,562)
Net cash inflow from operating activities	5,963	4,799
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(9,263)	-
Payments upon vesting of employee share awards attributable to business combinations	(211)	-
Payment of contingent consideration from business combinations	(643)	(822)
Purchase of property, plant and equipment	(1,091)	(961)
Disposal of property, plant and equipment	13	106
Purchase of intangible assets	(1,109)	(1,645)
Disposal of intangible assets	587	951
Movement in profit-participation liability	20	40
Purchase of non-current asset investments	(184)	(119)
Disposal of non-current asset investments	9	1,381
Movement in short-term investments, fixed deposits and other investing instruments	96	745
Payments to associates and joint ventures	(92)	(8)
Disposal of investments in associates and joint ventures	776	-
Interest received	34	47
Net cash outflow from investing activities	(11,058)	(285)
Net cash (outflow)/inflow before financing activities	(5,095)	4,514
Cash flows from financing activities
Proceeds from issue of share capital	29	30
Issue of loans and borrowings	12,929	2,968
Repayment of loans and borrowings	(4,759)	(1,609)
Dividends paid	(3,856)	(3,572)
Hedge contracts relating to dividend payments	(29)	(101)
Repayment of obligations under leases	(240)	(207)
Movement in short-term borrowings	(276)	288
Payments to acquire non-controlling interests	(149)	-
Net cash inflow/(outflow) from financing activities	3,649	(2,203)
Net (decrease)/increase in cash and cash equivalents in the period	(1,446)	2,311
Cash and cash equivalents at the beginning of the period	7,546	5,223
Exchange rate effects	(62)	12
Cash and cash equivalents at the end of the period	6,038	7,546
Cash and cash equivalents consist of:
Cash and cash equivalents	6,329	7,832
Overdrafts	(291)	(286)
	6,038	7,546

Notes to the Condensed Financial Statements

1) Basis of preparation and accounting policies
The Condensed Consolidated Financial Statements for the year ended 31 December 2021 have been prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The Condensed Consolidated Financial Statements also comply fully with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and International Accounting Standards as adopted by the European Union. On 31 December 2020, EU-adopted IFRS was brought into UK law and became UK-adopted international accounting standards, with future changes to IFRS being subject to endorsement by the UK Endorsement Board. The Condensed Consolidated Financial Statements transitioned to UK-adopted International Accounting Standards for financial periods beginning 1 January 2021. This change constitutes a change in accounting framework. However, there is no impact on recognition, measurement or disclosure in the period reported as a result of the change in framework.

The Condensed Consolidated Financial Statements for the year ended 31 December 2021 include Alexion's post-acquisition results which have been consolidated into the Group's results from 21 July 2021, therefore are not entirely comparable with respective comparative periods shown. Following the acquisition of Alexion, the Group has reviewed its assessment of reportable segments under IFRS 8 'Operating Segments' and concluded that the Group continues to have one reportable segment.

These Condensed Consolidated Financial Statements comprise the financial results of AstraZeneca PLC for the years to 31 December 2021 and 2020 together with the Statement of financial position as at 31 December 2021 and 2020. The results for the year to 31 December 2021 have been extracted from the 31 December 2021 audited Consolidated Financial Statements which have been approved by the Board of Directors. These have not yet been delivered to the Registrar of Companies but are expected to be published on 22 February 2022 within the Annual Report and Form 20-F Information 2021.

The financial information set out above does not constitute the Group's statutory accounts for the years to 31
December 2021 or 2020 but is derived from those accounts. The auditors have reported on those accounts;
their reports (i) were unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006 in respect of the accounts for the year to 31 December 2021 or 31 December 2020. Statutory accounts for the year to 31 December 2021 were approved by the Board of Directors for release on 10 February 2022.

Except as noted below, the Condensed Consolidated Financial Statements have been prepared applying the accounting policies that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2020.

IFRS 9 and IFRS 7

The replacement of benchmark interest rates such as LIBOR and other interbank offered rates (IBORs) is a priority for global regulators. Phase 2 amendments to IFRS 9 'Financial Instruments' and IFRS 7 'Financial Instruments: Disclosures' were issued in August 2021 and have been adopted by the Group for 2021 reporting. As at 31 December 2021, the Group held instruments totalling $1,439m that reference USD LIBOR but will either have matured or will have their last LIBOR fixings set before the relevant USD LIBORs cease publication  on 30 June 2023. These instruments include floating rates bonds, interest rate swaps and other arrangements. The group also has $4bn of term bank loans that currently reference US LIBOR but these agreements have a mandatory switch from US LIBOR to an alternative risk free rate on 30 June 2023, should the group not elect to do so before that date.

COVID-19

AstraZeneca has assessed the impact of the uncertainty presented by the COVID-19 pandemic on the Consolidated Financial Statements comprising the financial results to 31 December 2021 and the financial position as at 31 December 2021, specifically considering the impact on key judgements and significant estimates as detailed on page 180 of the Annual Report and 20-F Information 2020 along with several other areas of elevated risk during the pandemic period.
A detailed assessment has been performed, focussing on the following areas:

-    recoverable value of goodwill, intangible assets and property, plant and equipment
-    impact on key assumptions used to estimate contingent consideration liabilities
-    key assumptions used in estimating the Group's defined benefit pension obligations
-    basis for estimating clinical trial accruals
-    key assumptions used in estimating rebates, chargebacks and returns for US Product Sales
-    valuations of unlisted equity investments
-    expected credit losses associated with changes in credit risk relating to trade and other receivables
-    net realisable value of inventories
-    fair value of certain financial instruments
-    recoverability of deferred tax assets
-    effectiveness of hedge relationships

There were no material accounting impacts identified relating to the above areas during the year ended 31 December 2021.

The Group will continue to monitor these areas of increased judgement, estimation and risk for material changes.

Going concern

The Group has considerable financial resources available. As at 31 December 2021, the Group had $11.2bn in financial resources (cash and cash-equivalent balances of $6.3bn and undrawn committed bank facilities of $4.9bn available until April 2025, with only $1.9bn of borrowings due within one year). All facilities contain no financial covenants and were undrawn at 31 December 2021.

The directors have considered the impact of COVID-19 on AstraZeneca's operations and mitigations to these risks. Overall, the impact of these items would heighten certain risks, such as those relating to the delivery of the pipeline or launch of new medicines, the execution of AstraZeneca's commercial strategy, the manufacturing and supply of medicines and reliance on third-party goods and services. The Group is continuously monitoring and mitigating where possible impacts of these risks.

The Group's revenues are largely derived from sales of medicines covered by patents which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to affect adversely revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well-placed to manage its business risks successfully.

Accordingly, the going concern basis has been adopted in these Condensed Financial Statements.

Legal proceedings

The information contained in Note 6 updates the disclosures concerning legal proceedings and contingent liabilities in the Group's Annual Report and Form 20-F Information 2020.

Financial information

The comparative figures for the financial year ended 31 December 2020 are not the Group's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and have been delivered to the registrar of companies; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2) Intangible assets
In accordance with IAS 36 'Impairment of Assets', reviews for triggers at an individual asset or cash-generating-unit level were conducted, and impairment tests carried out where triggers were identified. As a result and following the Group undertaking a portfolio prioritisation of development projects, total net impairment charges of $2,085m have been recorded against intangible assets during the year ended 31 December 2021 (FY 2020: $240m). Net impairment charges in respect of launched medicines and medicines in development were $603m (FY 2020: $185m) and $1,464m (FY 2020: $55m) respectively. Impairments on launched products included $469m recognised in the quarter on Bydureon (revised carrying amount of $50m). Impairments recorded on products in development included an impairment charge of $1,172m recognised in the third quarter on the Ardea intangible asset as a consequence of the decision to discontinue the development of verinurad.

3) Net Debt
The table below provides an analysis of Net Debt and a reconciliation of Net Cash Flow to the movement in Net Debt. The Group monitors Net Debt as part of its capital-management policy as described in Note 27 of the Annual Report and Form 20-F Information 2020. Net Debt is a non-GAAP financial measure.

Table 29: Net Debt

	At 1 Jan 2021	Cash flow	Acquisitions	Non-cash & other	Exchange movements	At 31 Dec 2021
	$m	$m	$m	$m	$m	$m
Non-current instalments of loans	(17,505)	(12,929)	(187)	2,244	243	(28,134)
Non-current instalments of leases	(489)	-	(228)	(52)	15	(754)
Total long-term debt	(17,994)	(12,929)	(415)	2,192	258	(28,888)
Current instalments of loans	(1,536)	4,781	(2,336)	(2,268)	86	(1,273)
Current instalments of leases	(192)	254	(34)	(269)	8	(233)
Bank collateral	(288)	195	-	-	-	(93)
Other short-term borrowings excluding overdrafts	(84)	81	-	-	-	(3)
Overdraft	(286)	(31)	-	-	26	(291)
Total current debt	(2,386)	5,280	(2,370)	(2,537)	120	(1,893)
Gross borrowings	(20,380)	(7,649)	(2,785)	(345)	378	(30,781)
Net derivative financial instruments	278	-	6	(223)	-	61
Net borrowings	(20,102)	(7,649)	(2,779)	(568)	378	(30,720)
Cash and cash equivalents	7,832	(5,501)	4,086	-	(88)	6,329
Other investments - current	160	(89)	-	-	(2)	69
Cash and investments	7,992	(5,590)	4,086	-	(90)	6,398
Net Debt	(12,110)	(13,239)	1,307	(568)	288	(24,322)

Non-cash movements in the period include fair-value adjustments under IFRS 9.

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group was $93m (FY 2020: $288m) and the carrying value of such cash collateral posted by the Group was $47m (FY 2020: $11m). Cash collateral posted by the Group is presented within Cash and cash equivalents.

Other investments - non-current are included within the balance of $1,168m (31 December 2020: $1,108m) in the Condensed Consolidated statement of financial position. The equivalent GAAP measure to Net Debt is 'liabilities arising from financing activities', which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives shown above and includes the Acerta Pharma liability of $2,458m (31 December 2020: $2,297m), $920m of which is shown in current other payables and $1,538m is shown in non-current other payables. In April 2021, AstraZeneca exercised its option to acquire the remaining 45% of shares in Acerta.

Net Debt increased by $12,212m in the year to $24,322m primarily due to financing the Alexion acquisition. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Details in regards to the funding of the Alexion acquisition are provided within Note 5.

In July 2021, following the acquisition of Alexion, S&P Global Ratings upgraded AstraZeneca's long-term credit rating to A-. Other than this, there were no changes to the Company's solicited credit ratings during the year to 31 December 2021. At 31 December 2021, the Company's solicited credit ratings from S&P were A- (long term) and A-2 (short term) and from Moody's were A3 (long term) and P-2 (short term).

4) Financial instruments
As detailed in the Group's most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings. During the year ended 31 December 2021, equity investments previously categorised as Level 3 in the fair-value hierarchy (carrying value of $113m at 31 December 2020) are now categorised as Level 1 (carrying value of $69m at 31 December 2021) on availability of quoted prices in the market. There have been no other changes of significance to the categorisation or fair-value hierarchy classification of financial instruments from those detailed in the Notes to the Group Financial Statements in the Annual Report and Form 20-F Information 2020.

The Group holds certain equity investments that are categorised as Level 3 in the fair value hierarchy and for which fair value gains of $nil (FY 2020: $63m gain) have been recognised in the year ended 31 December 2021. All other fair value gains and/or losses that are presented in Net gains on equity investments measured at fair value through other comprehensive income in the Condensed consolidated statement of comprehensive income for the year ended 31 December 2021 are Level 1 fair value measurements.

Financial instruments measured at fair value include $1,237m of other investments, $4,772m held in money-market funds, $320m of loans designated at fair value through profit or loss and $61m of derivatives as at 31 December 2021. The total fair value of interest-bearing loans and borrowings at 31 December 2021, which have a carrying value of $30,781m in the Condensed consolidated statement of financial position, was $33,252m. Contingent consideration liabilities arising on business combinations have been classified under Level 3 in the fair value hierarchy and movements in fair value are shown below:

Table 30: Financial instruments - contingent consideration

	2021			2020
	Diabetes alliance	Other	Total	Total
	$m	$m	$m	$m
At 1 January	2,932	391	3,323	4,139
Settlements	(625)	(18)	(643)	(822)
Revaluations	42	(28)	14	(272)
Reclass to other payables	-	(55)	(55)	-
Discount unwind	195	31	226	278
At 31 December	2,544	321	2,865	3,323

Contingent consideration arising from business combinations is fair-valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The contingent consideration balance relating to BMS's share of the global diabetes alliance of $2,544m (31 December 2020: $2,932m) would increase/decrease by $254m with an increase/decline in sales of 10%, as compared with the current estimates.

5) Acquisition of Alexion

On 21 July 2021, AstraZeneca completed the acquisition of 100% of the issued shares of Alexion Pharmaceuticals, Inc (Alexion), based in Boston, Massachusetts, US. Alexion is a global biopharmaceutical company focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines.

At closing, Alexion shareholders received 2.1243 AstraZeneca American Depository Shares (ADSs) and $60 in cash for each of their Alexion shares. Unvested Alexion employee share awards were converted to equivalent AstraZeneca share awards. The fair value of the purchase consideration was $41,058m, comprising AstraZeneca ADSs of $27,196m, cash of $13,349m and replacement employee share awards of $513m.

The Group has funded the cash element of the acquisition with $8bn of new long-term debt, issued in May and June 2021, $4bn of term loans drawn in July 2021 under the $17.5bn committed bank facilities entered into in December 2020 to secure the acquisition financing, and existing cash balances. The Group cancelled the remaining $13.5bn of the facilities in June, July and October 2021. Loans and borrowings of $2.3bn acquired with Alexion were repaid in full shortly following completion of the acquisition. Changes to financing balances during the reporting period are included in Table 29 on Net Debt.

The acquisition has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 'Business Combinations' and consequently the Alexion assets acquired, and liabilities assumed have been recorded by AstraZeneca at fair value, with any excess of the purchase price over the fair value of the identifiable assets and liabilities being recognised as goodwill.

The fair values assigned to the Alexion business combination in 2021 were:

Table 31: Alexion acquisition fair values as of 21 July 2021

Fair value $m
Non-current assets
Property, plant and equipment	1,135
Right-of-use assets	263
Intangible assets	26,855
Other non-current assets	301
28,554
Current assets
Inventories	6,769
Trade and other receivables	2,096
Intangible assets	100
Cash and cash equivalents	4,086
13,051
Current liabilities
Interest-bearing loans and borrowings	(2,336)
Trade and other payables	(1,192)
Other current liabilities	(40)
(3,568)
Non-current liabilities
Lease liabilities	(228)
Deferred tax liabilities	(4,191)
Other non-current liabilities	(697)
(5,116)

Total net assets acquired	32,921

Less: non-controlling interests	(150)
Goodwill	8,287
Total fair value of consideration	41,058

Less: fair value of equity consideration	(27,196)
Less: fair value of replacement employee share awards	(513)
Less: cash and cash equivalents acquired	(4,086)
Net cash outflow	9,263

Intangible assets principally represent intellectual property rights over launched medicines and medicines under development, which were fair valued using the multi-period excess earnings method. The estimated fair value and useful lives of intangible assets were as follows:

Table 32: Alexion Intangible asset fair values and useful lives

	Fair value	Useful lives
	$m	Years
Launched medicines - C5 franchise (Soliris/Ultomiris)	18,480	6-15
Launched medicines - Strensiq, Kanuma, Andexxa	5,215	11-17
Medicines in development	2,760	Not amortised
Other intangibles	500	5-10
	26,955

The fair value of inventory, which includes raw materials, work in progress and finished goods related to the launched medicines, was estimated at $6,769m, an uplift of $5,635m on the carrying value prior to the acquisition. The fair value adjustment relates only to work in progress and finished goods and was calculated as the estimated selling price less estimated costs to complete and sell the inventory, the associated margins on these activities and holding costs. The fair value adjustment is expected to amortise over approximately the first 18 months post-acquisition, in line with revenues.

Property, plant and equipment principally comprises the manufacturing facilities in Dublin and Athlone, Ireland and was fair valued using a cost approach. The estimated fair value of $1,135m represents an uplift of $111m over carrying value.

The estimated fair value of contingent liabilities was $76m, relating to various claims and disputes in each case where there is a possible, but not probable, future financial exposure. This amount has been included within other non-current liabilities of $697m.

The estimated fair value of trade and other receivables was $2,096m, which approximated the contractual cash flows.

The net tax position reflected an adjustment of $5,215m related to the deferred tax impact of the fair value uplifts on intangible assets, inventories, property, plant and equipment and contingent liabilities as described above.

Goodwill amounting to $8,287m was recognised on acquisition and is underpinned by a number of elements, which individually could not be quantified. Most significant amongst these is the premium attributable to a pre-existing, well positioned business in the innovation intensive, high growth rare diseases market with a highly skilled workforce and established reputation. Other important elements include the potential unidentified products that future research and development may yield and the core technological capabilities and knowledge base of the company. Goodwill is not expected to be deductible for tax purposes.

Non-controlling interests reflect Alexion's pre-existing minority equity interest in Caelum Biosciences and have been valued at $150m, the agreed exercise price for the exclusive option to acquire the remaining equity. The option was exercised on 28 September 2021 and the acquisition of Caelum Biosciences closed shortly thereafter on 5 October 2021.

Alexion's results have been consolidated into the Group's results from 21 July 2021. For the period from acquisition to 31 December 2021, before reflecting the fair value adjustments arising on acquisition, Alexion's Total Revenues were $3,071m and Profit after tax was $889m. If the acquisition had taken effect at the beginning of the reporting period in which the acquisition occurred (1 January 2021), on a pro forma basis, after reflecting the fair value adjustments arising on consolidation, the Total Revenue of the combined Group for the year ended 31 December 2021 would have been $41,132m and the Loss after tax would have been $1,152m. This pro forma information does not purport to represent the results of the combined Group that actually would have occurred had the acquisition taken place on 1 January 2021 and should not be taken to be representative of future results.

Total acquisition-related costs of $171m have been incurred by the Group, which include advisory, legal and other professional fees. These costs are presented in the Statement of Comprehensive Income within Selling, general and administrative expense.

The terms of the acquisition include a retention bonus plan for legacy Alexion employees whereby up to $50m may be used for retention bonus awards to employees at the level of Vice President or below. These bonuses will vest and be payable six months after the acquisition, or earlier. In the period since acquisition, a cost of $24m has been recorded in the Statement of Comprehensive Income ($2m in Cost of Sales, $9m in Research and development expense and $13m in Selling, general and administrative expense).

Upon completion of the acquisition, all unvested Alexion employee share awards were converted into AstraZeneca restricted stock awards that continue to have, and shall be subject to, the same terms and conditions as applied in the corresponding Alexion awards immediately prior to completion. Alexion Performance Stock Plan (PSU) awards that included performance-based vesting conditions were converted using the greater of the original target level and Alexion's assessment of the level of achievement immediately prior to completion (subject to a limit of 175 per cent. for the awards granted in 2019 and a limit of 150 per cent. for the awards granted in 2020). In the period since acquisition, a cost of $257m has been recorded in the Statement of Comprehensive Income ($9m in Cost of sales, $73m in Research and development expense and $175m in Selling, general and administrative expense). Payments made to the Employee Benefit Trust upon vesting of share awards recognised as part of the consideration for the acquisition of Alexion are recognised within Investing activities in the Group's Statement of cash flows.

6) Legal proceedings and contingent liabilities
AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2020, H1 2021 and Q3 2021 results (the Disclosures). Unless noted otherwise below or in the Disclosures, no provisions have been established in respect of the claims discussed below.

As discussed in the disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.

Unless specifically identified below that a provision has been taken, AstraZeneca considers each of the claims to represent a contingent liability and discloses information with respect to the nature and facts of the cases in accordance with IAS 37.

There is one matter, which is considered probable that an outflow will be required, but for which we are unable to make an estimate of the possible loss or range of possible losses at this stage.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Company made, and upon which the Company have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the fourth quarter of 2021 and to 10 February 2022

Patent litigation

Calquence
US patent proceedings

In February 2022, in response to Paragraph IV notices from multiple abbreviated New Drug Application (ANDA) filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware. In its complaint, AstraZeneca alleged that a generic version of Calquence, if approved and marketed, would infringe patents listed in the US FDA Orange Book with reference to Calquence that are owned or licensed by AstraZeneca. No trial date has been set.

Faslodex
Patent proceedings outside the US

As previously disclosed, in Japan, in October 2021, AstraZeneca received notice that Sun Pharma Japan Ltd. requested to intervene in the Request for Invalidation brought by Sandoz K.K seeking invalidation of the Faslodex formulation patent. The Japan Patent Office has permitted the intervention. AstraZeneca is defending the challenged patent.

Farxiga/Forxiga
US patent proceedings

As previously disclosed, in 2018, in response to Paragraph IV notices, AstraZeneca initiated abbreviated New Drug Application (ANDA) litigation against Zydus Pharmaceuticals (USA) Inc. (Zydus) in the US District Court for the District of Delaware (the District Court). In May 2021, trial against Zydus proceeded in the District Court. In October 2021, the District Court issued a decision finding the asserted claims of AstraZeneca's US Patent No. 6,515,117 as valid and infringed by Zydus's proposed ANDA product.

Patent proceedings outside the US

As previously disclosed, in Canada, in January 2021, Sandoz Canada Inc. served three Notices of Allegation on AstraZeneca alleging invalidity and/or non-infringement of all three patents listed on the Canadian Patent Register in relation to Forxiga. AstraZeneca commenced litigation in response. A trial date has been set for October 2022 with closing argument in December 2022.

In Canada, in February 2021, Teva Canada Limited served a Notice of Allegation on AstraZeneca alleging invalidity and/or non-infringement of all three patents listed on the Canadian Patent Register in relation to Forxiga. AstraZeneca commenced litigation in response. A trial date has been set for October 2022 with closing argument in December 2022.

Onglyza
Patent proceedings outside the US

As previously disclosed in Canada, in November 2019, Sandoz Canada Inc. sent a Notice of Allegation to AstraZeneca challenging the validity of Canadian substance Patent No. 2402894 (expiry March 2021) (the '894 patent) and formulation Patent No. 2568391 (expiry May 2025) related to Onglyza. AstraZeneca commenced an action in response related to the '894 patent in January 2020. In October 2021, the parties reached an agreement to resolve the dispute. This matter is now concluded.

Symbicort
US patent proceedings

As previously disclosed, AstraZeneca is involved in ongoing abbreviated New Drug Application (ANDA) litigation regarding Symbicort with Mylan Pharmaceuticals Inc. (Mylan) and Kindeva Drug Delivery L.P. (Kindeva). In December 2021, the United States District Court of Appeals for the Federal Circuit (the Federal Circuit) affirmed the decision by the US District Court for the Northern District of West Virginia (the District Court) determining that the asserted patent claims were nonobvious. However, the Federal Circuit reversed the District Court's claim construction decision, vacated the stipulated judgment of infringement by Mylan and Kindeva and remanded the matter back to the District Court for determination of whether their ANDA product infringes the asserted patent claims under the Federal Circuit's claim construction. In January 2022, AstraZeneca filed a Combined Petition for Panel Rehearing and Rehearing En Banc with the Federal Circuit.

Tagrisso
US patent proceedings

As previously disclosed, in February 2020, in response to Paragraph IV notices from multiple abbreviated New Drug Application (ANDA) filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware. In its complaint, AstraZeneca alleged that a generic version of Tagrisso, if approved and marketed, would infringe a US Orange Book-listed Tagrisso patent. In the fourth quarter of 2021, AstraZeneca entered into settlement agreements with Zydus Pharmaceuticals (USA) Inc. and Cadila Healthcare Limited (collectively, Zydus) and MSN Laboratories Pvt. Ltd. and MSN Pharmaceuticals Inc. (collectively, MSN), resolving all US patent litigation with Zydus and MSN relating to Tagrisso. The trial with the remaining defendant, Alembic Pharmaceuticals Limited, is scheduled for May 2022.

Patent proceedings outside the US
As previously disclosed, in Russia in October 2021, AstraZeneca filed a lawsuit in the Arbitration Court of the Moscow Region against Axelpharm, LLC to prevent it from obtaining authorization to market a generic version of Tagrisso prior to the expiration of AstraZeneca's patents covering Tagrisso. The lawsuit also names the Ministry of Health of the Russian Federation as a third party. Neither a case schedule, nor a trial date have been set.

Ultomiris
US patent proceedings

As previously disclosed, in November 2018, Chugai Pharmaceutical Co., Ltd. (Chugai) filed a lawsuit against Alexion in the Delaware District Court alleging that Ultomiris infringes a US patent held by Chugai. Upon issuance of another US patent in November 2019, Chugai filed a second lawsuit in the same court alleging that Ultomiris also infringes the second patent. The two lawsuits were consolidated. Trial scheduled to occur in January 2022 has been postponed until February 2022 due to COVID-19.

Patent proceedings outside the US
As previously disclosed in Japan, in December 2018, Chugai Pharmaceutical Co., Ltd (Chugai) filed a lawsuit in the Tokyo District Court against Alexion Pharma GK in Japan and alleges that Ultomiris infringes two Japanese patents held by Chugai. Chugai's complaints seek unspecified damages and certain injunctive relief. In March 2020, the Supreme Court of Japan dismissed Chugai's appeal against an earlier IP High Court of Japan decision which held that one of the Chugai patents-in-suit is invalid. Subsequently, Chugai filed a correction to the claims of this patents-in-suit and Alexion has countered that the corrected claims are still invalid and not infringed. In all cases, Alexion has denied the charges and countered that the patents are neither valid nor infringed. In October 2021, the Japanese Patent Office invalidated four Chugai patents, including those asserted in the Tokyo District Court Case. Chugai has appealed the patent office decision.

Product liability litigation

Farxiga and Xigduo XR
In several jurisdictions in the US, AstraZeneca has been named as a defendant in lawsuits involving plaintiffs claiming physical injury, including Fournier's Gangrene and necrotising fasciitis, from treatment with Farxiga and/or Xigduo XR. A majority of these claims are filed in Delaware state court and remain pending. One case, filed in state court in Minnesota, is scheduled for trial in January 2023.

Nexium and Losec/Prilosec
US proceedings

As previously disclosed, in the US, AstraZeneca is defending various lawsuits brought in federal and state courts involving multiple plaintiffs claiming that they have been diagnosed with various injuries following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. The vast majority of those lawsuits relate to allegations of kidney injuries. In particular, in May 2017, counsel for a group of such plaintiffs claiming that they have been diagnosed with kidney injuries filed a motion with the Judicial Panel on Multidistrict Litigation (JPML) seeking the transfer of any currently pending federal court cases as well as any similar, subsequently filed cases to a coordinated and consolidated pre-trial multidistrict litigation (MDL) proceeding. In August 2017, the JPML granted the motion and consolidated the pending federal court cases in an MDL proceeding in federal court in New Jersey for pre-trial purposes. A trial in the MDL previously scheduled for January 2022 has been rescheduled to October 2022. In addition to the MDL cases, there are cases filed in several state courts around the US; a trial in Delaware state court previously scheduled for February 2022 is being rescheduled.

In addition, AstraZeneca has been defending lawsuits involving allegations of gastric cancer following treatment with PPIs. One such claim is filed in the US District Court for the Middle District of Louisiana, where the court has scheduled a trial for November 2022.

Canada proceedings
As previously disclosed, in Canada, in July and August 2017, AstraZeneca was served with three putative class action lawsuits. Two of the lawsuits have been dismissed, one in 2019 and one in 2021. The third lawsuit, filed in Saskatchewan, seeks authorisation to represent individual residents in Canada who allegedly suffered kidney injuries from the use of proton pump inhibitors, including Nexium and Losec.

Onglyza and Kombiglyze
As previously disclosed, in the US, AstraZeneca is defending various lawsuits alleging heart failure, cardiac injuries, and/or death from treatment with Onglyza or Kombiglyze. In February 2018, the Judicial Panel on Multidistrict Litigation ordered the transfer of various pending federal actions to the US District Court for the Eastern District of Kentucky (the District Court) for consolidated pre-trial proceedings with the federal actions pending in the District Court. In the previously disclosed California State Court coordinated proceeding, AstraZeneca submitted its motion for summary judgment in December 2021.

Commercial litigation

Anti-Terrorism Act Civil Lawsuit
As previously disclosed, in July 2020, the US District Court for the District of Columbia (the District Court) granted AstraZeneca's and certain other pharmaceutical and/or medical device companies' motion and dismissed a lawsuit filed by US nationals (or their estates, survivors, or heirs) who were killed or wounded in Iraq between 2005 and 2011, which had alleged that the defendants violated the US Anti-Terrorism Act and various state laws by selling pharmaceuticals and medical supplies to the Iraqi Ministry of Health. The plaintiffs appealed the District Court's order dismissing the litigation to the DC Circuit Court of Appeals (the Appellate Court), and in January 2022, a panel on the Appellate Court reversed the dismissal and remanded the case back to the District Court. AstraZeneca and the other defendants have filed petitions requesting en banc review by the entire Appellate Court.

Syntimmune
In connection with Alexion's prior acquisition of Syntimmune, Inc., (Syntimmune) a clinical-stage biotechnology company developing an antibody therapy targeting the FcRn, in the US, in December 2020, Alexion was served with a lawsuit filed by the stockholders' representative for Syntimmune in Delaware State Court that alleged, among other things, breaches of contractual obligations relating to the 2018 merger agreement. The stockholders' representative alleges that Alexion failed to meet its obligations under the merger agreement to use commercially reasonable efforts to achieve the milestones, and the plaintiff has requested payment of all milestone obligations. Alexion also filed a claim for breach of the representations in the 2018 merger agreement regarding unusable drug product and drug substance that Alexion acquired from Syntimmune. Trial in the matter is scheduled for November 2022.

Government investigations/proceedings

US 340B litigations and proceedings
As previously disclosed, AstraZeneca is involved in several matters relating to its contract pharmacy recognition policy under the 340B Drug Pricing Program in the US. In 2020, three lawsuits were filed by covered entities and advocacy groups against the US Department of Health and Human Services, the US Health Resources and Services Administration as well as other US government agencies and their officials. The complaints allege, among other things, that these agencies should enforce an interpretation of the governing statute for the 340B Drug Pricing Program that would require drug manufacturers participating in the program to offer their drugs for purchase at statutorily capped rates to an unlimited number of contract pharmacies. AstraZeneca has sought to intervene in the lawsuits. Two of the three cases are currently stayed pending further proceedings and the third case has been dismissed. Administrative Dispute Resolution proceedings have also been initiated against AstraZeneca before the US Health Resources and Services Administration.

In February 2021, AstraZeneca received a Civil Investigative Subpoena from the Attorney General's Office for the State of Vermont seeking documents and information relating to AstraZeneca's contract pharmacy recognition policy under the 340B Drug Pricing Program. AstraZeneca has cooperated with the inquiry.

In January 2021, AstraZeneca filed a separate lawsuit in federal court in Delaware alleging that an Advisory Opinion issued by the Department of Health and Human Services violates the Administrative Procedure Act. In June 2021, the Court found in favour of AstraZeneca, invalidating the Advisory Opinion. Prior to the Court's ruling, however, in May 2021, the US government issued new and separate letters to AstraZeneca (and other companies) asserting that our contract pharmacy policy violates the 340B statute. In July 2021, AstraZeneca amended the complaint to include allegations challenging the letter sent in May. In September 2021, the US government issued a follow-up letter to AstraZeneca (and other companies) asserting that it has referred the matter to the Office of Inspector General for further review and consideration. In October 2021, oral arguments were held before the federal court in Delaware challenging the letters sent in May and September.

In September 2021, AstraZeneca was served with a class-action antitrust complaint filed in federal court in New York by Mosaic Health on behalf of a purported class. The complaint alleges that AstraZeneca conspired with Sanofi-Aventis U.S., LLC, Eli Lilly and Company, Lilly USA, LLC, and Novo Nordisk Inc to restrict access to 340B discounts in the diabetes market through contract pharmacies.

US Congressional

In January 2019, AstraZeneca received a letter from the US House of Representatives Committee on Oversight and Reform (Committee) seeking information related to pricing practices for Crestor. Similar letters were sent to 11 other pharmaceutical manufacturers. AstraZeneca cooperated with the inquiry and produced certain responsive information. In December 2021, the Committee issued a final report culminating the Committee's pharmaceutical pricing investigation. AstraZeneca's products are not the subject of the findings in the final report.

7) Subsequent Events
On 4 January 2022, AstraZeneca completed the sale of the global rights to Tudorza and Duaklir to Covis Pharma GmbH for an upfront payment of $270m, which will be recorded within Other operating income and expense. The intangible assets of $368m associated with this transaction were classified as Assets held for sale as at 31 December 2021.

8) Table 33: FY 2021 - Product Sales year-on-year analysis[78]
The CER information in respect of FY 2021 included in the Consolidated Financial Information has not been audited by PricewaterhouseCoopers LLP.

			World		Emerging Markets			US			Europe		Established RoW
		Actual	CER		Actual	CER		Actual		Actual	CER		Actual	CER
	$m	% change	% change	$m	% change	% change	$m	% change	$m	% change	% change	$m	% change	% change
Oncology	13,048	20	18	3,223	11	6	5,359	26	2,484	28	22	1,982	13	13
Tagrisso	5,015	16	13	1,336	11	6	1,780	14	986	32	25	913	13	14
Imfinzi	2,412	18	16	277	76	68	1,245	5	485	31	25	405	23	23
Lynparza	2,348	32	30	384	45	41	1,087	24	618	42	35	259	29	28
Calquence	1,238	n/m	n/m	20	n/m	n/m	1,089	n/m	111	n/m	n/m	18	n/m	n/m
Koselugo	108	n/m	n/m	1	n/m	n/m	104	n/m	3	n/m	n/m	-	-	-
Enhertu	17	n/m	n/m	12	n/m	n/m	-	-	4	n/m	n/m	1	n/m	n/m
Orpathys	16	n/m	n/m	16	n/m	n/m	-	-	-	-	-	-	-	-
Zoladex	948	7	3	619	10	5	13	n/m	147	5	(1)	169	(7)	(7)
Faslodex	431	(26)	(27)	167	(8)	(10)	30	(46)	113	(49)	(52)	121	(2)	(1)
Iressa	183	(32)	(35)	151	(31)	(35)	11	(23)	5	(58)	(60)	16	(26)	(26)
Casodex	143	(17)	(21)	105	(21)	(26)	-	-	3	(3)	6	35	(3)	(3)
Arimidex	139	(25)	(27)	106	(28)	(31)	-	-	4	5	7	29	(15)	(14)
Others	50	1	(1)	29	3	1	-	-	5	51	43	16	(16)	(15)
BioPharmaceuticals: CVRM	8,020	13	10	3,780	18	14	2,124	2	1,494	22	16	622	7	5
Farxiga	3,000	53	49	1,195	74	70	732	29	810	60	52	263	34	31
Brilinta	1,472	(8)	(10)	328	(29)	(31)	735	1	346	1	(4)	63	8	(1)
Bydureon	385	(14)	(15)	3	(25)	(26)	321	(16)	55	5	-	6	(40)	(44)
Onglyza	360	(23)	(26)	179	(11)	(14)	88	(47)	61	5	(1)	32	(29)	(33)
Byetta	55	(19)	(19)	12	61	75	26	(31)	11	(20)	(25)	6	(36)	(38)
Other diabetes	59	26	24	18	n/m	n/m	22	(12)	17	35	31	2	11	12
Lokelma	175	n/m	n/m	3	(44)	(48)	115	n/m	13	n/m	n/m	44	n/m	n/m
Roxadustat	174	n/m	n/m	174	n/m	n/m	-	-	-	-	-	-	-	-
Crestor	1,096	(7)	(10)	775	4	-	80	(13)	52	(60)	(62)	189	(11)	(10)
Seloken/Toprol-XL	951	16	10	928	19	13	1	(89)	11	(33)	(33)	11	9	(3)
Atacand	97	(60)	(60)	28	(84)	(84)	4	(65)	65	87	86	-	n/m	n/m
Others	196	3	(2)	137	9	3	-	-	53	(7)	(8)	6	(21)	(25)
BioPharmaceuticals: Respiratory & Immunology	6,034	13	9	1,749	9	4	2,404	24	1,247	6	1	634	(2)	(5)
Symbicort	2,728	-	(2)	609	7	4	1,065	4	670	(3)	(8)	384	(12)	(17)
Fasenra	1,258	33	31	20	67	67	790	31	286	41	34	162	24	22
Pulmicort	962	(3)	(8)	770	(3)	(9)	72	1	73	-	(5)	47	(13)	(15)
Daliresp	227	5	4	4	-	(2)	207	9	15	(32)	(37)	1	(3)	(10)
Breztri	203	n/m	n/m	55	n/m	n/m	115	n/m	7	n/m	n/m	26	n/m	n/m
Bevespi	54	12	12	4	n/m	n/m	39	(11)	11	n/m	n/m	-	-	-
Saphnelo	8	n/m	n/m	-	-	-	8	-	-	-	-	-	-	-
Others	594	49	42	287	41	32	108	n/m	185	5	-	14	1	(6)
Rare Disease*	3,070	8	9	196	11	18	1,828	8	682	7	9	364	7	11
Soliris*	1,874	1	2	170	1	8	1,068	4	439	(8)	(7)	197	8	11
Ultomiris*	688	27	29	9	n/m	n/m	381	20	169	73	74	129	4	11
Strensiq*	378	13	13	10	81	78	297	13	36	2	3	35	9	14
Andexxa*	68	(3)	(3)	-	n/m	n/m	50	(21)	18	7	6	-	n/m	n/m
Kanuma*	62	20	21	7	n/m	n/m	32	13	20	7	9	3	14	25
Other medicines	2,367	(8)	(10)	954	(2)	(5)	221	(39)	596	(17)	(19)	596	12	15
Nexium	1,326	(11)	(12)	705	(7)	(10)	128	(24)	62	(13)	(18)	431	(13)	(12)
Synagis	410	10	13	35	-	-	23	(51)	203	(38)	(37)	149	-	-
FluMist	253	(14)	(17)	2	15	2	27	(62)	222	1	(2)	2	(50)	(53)
Losec/Prilosec	180	(2)	(7)	152	-	(7)	1	(89)	26	32	31	1	(82)	(72)
Seroquel XR/IR	92	(21)	(20)	46	(17)	(15)	12	(30)	29	2	2	5	(71)	(67)
Others	106	(16)	(19)	14	n/m	n/m	30	(45)	54	(5)	(9)	8	(13)	(19)
COVID-19	4,002	n/m	n/m	2,259	n/m	n/m	64	n/m	1,101	n/m	n/m	578	n/m	n/m
Vaxzevria	3,917	n/m	n/m	2,240	n/m	n/m	64	n/m	1,035	n/m	n/m	578	n/m	n/m
Evusheld	85	n/m	n/m	19	n/m	n/m	-	-	66	n/m	n/m	-	-	-
Total Product Sales	36,541	41	38	12,161	40	36	12,000	39	7,604	50	44	4,776	36	36

9) Table 34: Q4 2021 - Product Sales year-on-year analysis[79]

The Q4 2021 information in respect of the three months ended 31 December 2021 included in the Consolidated Financial Information has not been audited by PricewaterhouseCoopers LLP.

	World			Emerging Markets			US		Europe			Established RoW
		Actual	CER		Actual	CER		Actual		Actual	CER		Actual	CER
	$m	% change	% change	$m	% change	% change	$m	% change	$m	% change	% change	$m	% change	% change
Oncology	3,455	19	20	785	18	15	1,488	27	661	15	17	521	6	12
Tagrisso	1,314	14	15	325	26	23	486	15	258	5	7	245	6	12
Imfinzi	634	14	15	65	47	44	330	10	138	19	21	101	7	14
Lynparza	629	27	28	103	49	46	294	20	161	30	32	71	21	28
Calquence	395	n/m	n/m	8	n/m	n/m	336	91	43	n/m	n/m	8	n/m	n/m
Koselugo	34	92	94	-	-	-	32	82	2	n/m	n/m	-	-	-
Enhertu	7	n/m	n/m	5	-	-	-	-	2	n/m	n/m	-	-	-
Orpathys	6	n/m	n/m	6	-	-	-	-	-	-	-	-	-	-
Zoladex	232	7	7	154	15	12	2	n/m	35	(2)	(2)	41	(13)	(7)
Faslodex	101	(22)	(21)	44	15	14	6	(40)	20	(61)	(61)	31	(1)	7
Iressa	35	(49)	(47)	29	(50)	(51)	2	(52)	1	(45)	5	3	(31)	(38)
Casodex	22	(43)	(42)	13	(55)	(56)	-	-	-	n/m	n/m	9	(9)	-
Arimidex	33	(9)	(11)	26	(2)	(5)	-	-	-	n/m	n/m	7	(26)	(24)
Others	13	3	5	7	(9)	(9)	-	-	1	n/m	n/m	5	(8)	(11)
BioPharmaceuticals: CVRM	2,003	9	9	868	12	10	576	(1)	386	17	18	173	10	14
Farxiga	848	45	46	318	61	60	228	24	225	57	60	77	28	32
Brilinta	348	(4)	(4)	71	3	1	178	(9)	83	(2)	(1)	16	9	5
Bydureon	91	(25)	(25)	1	(28)	(43)	78	(26)	12	(14)	(13)	-	(88)	(79)
Onglyza	75	(28)	(29)	28	(40)	(41)	25	(20)	14	(10)	(11)	8	(27)	(29)
Byetta	10	(44)	(42)	2	n/m	n/m	5	(59)	2	(32)	(36)	1	(56)	(47)
Other diabetes	17	34	34	6	n/m	n/m	7	17	4	7	14	-	-	-
Lokelma	54	90	95	-	n/m	n/m	34	70	5	n/m	n/m	15	n/m	n/m
Roxadustat	30	n/m	n/m	30	n/m	n/m	-	-	-	-	-	-	-	-
Crestor	259	(13)	(13)	178	(6)	(7)	21	-	9	(73)	(73)	51	(5)	1
Seloken/Toprol-XL	202	1	(2)	197	4	1	-	n/m	2	(57)	(57)	3	14	3
Atacand	21	(67)	(67)	3	(93)	(93)	-	(87)	18	36	33	-	n/m	n/m
Others	48	4	3	34	5	2	-	n/m	12	(2)	1	2	28	18
BioPharmaceuticals: Respiratory & Immunology	1,590	4	4	445	(19)	(21)	647	23	335	11	11	163	6	8
Symbicort	681	-	-	152	5	3	262	(2)	171	(1)	-	96	1	-
Fasenra	357	26	27	5	n/m	n/m	234	30	75	19	21	43	12	18
Pulmicort	248	(33)	(34)	193	(40)	(42)	19	5	23	31	32	13	(2)	-
Daliresp	59	8	8	1	24	(24)	54	11	4	(16)	(21)	-	-	-
Breztri	73	n/m	n/m	15	n/m	n/m	47	n/m	3	n/m	n/m	8	69	81
Bevespi	15	24	26	1	n/m	n/m	10	(3)	4	n/m	n/m	-	-	-
Saphnelo	7	n/m	n/m	-	-	-	7	-	-	-	-	-	-	-
Others	150	20	18	78	(4)	(8)	14	n/m	55	25	26	3	69	62
Rare Disease†	1,759	10	11	131	81	91	1,043	8	380	3	5	205	6	12
Soliris†	1,076	4	6	117	71	82	608	4	240	(12)	(10)	111	7	11
Ultomiris†	391	24	26	4	n/m	n/m	214	15	100	67	68	73	5	14
Strensiq†	219	17	18	6	71	68	173	19	20	(1)	1	20	8	15
Andexxa†	39	-	(1)	-	-	-	30	(14)	9	n/m	n/m	-	-	-
Kanuma†	34	16	17	4	n/m	n/m	18	12	11	-	3	1	(27)	1
Other medicines	825	13	15	199	(18)	(18)	41	(34)	329	14	13	256	85	97
Nexium	328	(13)	(10)	129	(33)	(33)	30	(29)	15	23	24	154	19	27
Synagis	239	n/m	n/m	20	n/m	n/m	1	n/m	121	56	58	97	n/m	n/m
FluMist	178	(1)	(4)	1	(18)	(31)	4	(21)	171	1	(3)	2	(44)	(35)
Losec/Prilosec	41	7	6	36	9	6	-	(78)	5	44	44	-	-	-
Seroquel XR/IR	19	(3)	(2)	10	(33)	(31)	-	(90)	8	6	6	1	(19)	(1)
Others	20	(48)	(49)	3	n/m	n/m	6	(67)	9	(49)	(49)	2	(48)	(50)
COVID-19	1,866	n/m	n/m	1,202	n/m	n/m	64	n/m	365	n/m	n/m	235	n/m	n/m
Vaxzevria	1,781	n/m	n/m	1,183	n/m	n/m	64	n/m	299	n/m	n/m	235	n/m	n/m
Evusheld	85	n/m	n/m	19	n/m	n/m	-	-	66	n/m	n/m	-	-	-
Total Product Sales	11,498	64	65	3,630	63	61	3,859	65	2,456	64	66	1,553	65	73

10) Table 35: Q4 2021 - Product Sales quarterly sequential analysis[80]

The sequential quarterly Product Sales information included in the Consolidated Financial Information has not been audited by PricewaterhouseCoopers LLP.

			Q1 2021			Q2 2021			Q3 2021			Q4 2021
		Actual	CER		Actual	CER		Actual	CER		Actual	CER
	$m	% change	% change	$m	% change	% change	$m	% change	% change	$m	% change	% change
Oncology	2,981	3	1	3,286	10	11	3,326	1	2	3,455	4	5
Tagrisso	1,149	(1)	(3)	1,306	14	14	1,247	(5)	(4)	1,314	5	6
Imfinzi	556	-	(1)	604	9	10	618	2	3	634	3	4
Lynparza	543	9	8	588	8	9	588	-	1	629	7	8
Calquence	209	15	15	280	34	34	354	26	26	395	12	12
Koselugo	21	23	23	26	23	22	26	-	2	34	27	27
Enhertu	1	n/m	n/m	3	n/m	n/m	5	64	63	7	42	41
Orpathys	-	-	-	-	-	-	10	n/m	n/m	6	(39)	(40)
Zoladex	221	2	-	244	10	11	250	2	3	232	(7)	(5)
Faslodex	122	(6)	(8)	105	(14)	(12)	103	(2)	(2)	101	(1)	-
Iressa	61	(9)	(11)	47	(23)	(22)	41	(11)	(14)	35	(16)	(11)
Casodex	42	7	5	41	(2)	(1)	38	(7)	(8)	22	(42)	(38)
Arimidex	44	22	18	29	(34)	(33)	33	16	19	33	(2)	(7)
Others	12	(4)	(6)	13	13	11	13	(5)	(4)	13	(1)	1
BioPharmaceuticals: CVRM	1,912	4	1	2,023	6	6	2,082	3	3	2,003	(4)	(3)
Farxiga	624	6	4	732	17	18	796	9	9	848	7	9
Brilinta	374	3	1	375	-	1	375	-	1	348	(7)	(7)
Bydureon	103	(16)	(17)	95	(8)	(7)	95	1	2	91	(4)	(5)
Onglyza	101	(3)	(6)	99	(2)	(2)	84	(15)	(15)	75	(11)	(10)
Byetta	16	(14)	(15)	16	(4)	(7)	13	(15)	(7)	10	(21)	(22)
Other diabetes	13	7	1	15	14	14	14	(9)	(4)	17	21	17
Roxadustat	39	n/m	n/m	51	32	32	55	7	7	30	(45)	(46)
Lokelma	33	16	18	39	21	21	49	25	26	54	9	10
Crestor	274	(8)	(9)	265	(3)	(3)	298	12	13	259	(13)	(12)
Seloken/Toprol-XL	250	25	21	266	6	7	234	(12)	(13)	202	(13)	(13)
Atacand	34	(45)	(45)	23	(35)	(32)	19	(15)	(18)	21	9	8
Others	51	12	10	47	(7)	(10)	50	6	7	48	(4)	(4)
BioPharmaceuticals: Respiratory & Immunology	1,541	1	(1)	1,420	(8)	(7)	1,483	4	5	1,590	7	8
Symbicort	691	2	-	680	(2)	(1)	676	(1)	-	681	1	1
Fasenra	260	(8)	(9)	320	23	23	322	1	1	357	11	12
Pulmicort	330	(10)	(13)	167	(50)	(49)	217	30	30	248	14	15
Daliresp	60	11	10	54	(10)	(9)	54	-	(2)	59	9	10
Breztri	27	n/m	n/m	56	n/m	n/m	47	(15)	(15)	73	54	55
Bevespi	13	7	8	13	1	3	13	(1)	(2)	15	15	18
Saphnelo	-	-	-	-	-	-	1	n/m	n/m	7	n/m	n/m
Others	160	28	25	130	(19)	(19)	153	17	19	150	(2)	(2)
Rare Disease‡	-	-	-	-	-	-	1,311	(2)	(1)	1,759	4	6
Soliris‡	-	-	-	-	-	-	798	(6)	(4)	1,076	4	7
Ultomiris‡	-	-	-	-	-	-	297	7	8	391	4	5
Strensiq‡	-	-	-	-	-	-	159	(2)	(2)	219	8	9
Andexxa‡	-	-	-	-	-	-	29	5	6	39	1	-
Kanuma‡	-	-	-	-	-	-	28	9	9	34	(7)	(4)
Other medicines	548	(25)	(26)	454	(17)	(16)	539	19	20	825	53	55
Nexium	403	7	5	336	(17)	(15)	259	(23)	(23)	328	27	31
Synagis	24	(69)	(69)	24	1	1	122	n/m	n/m	239	97	98
FluMist	2	(99)	(99)	1	(51)	(71)	72	n/m	n/m	178	n/m	n/m
Losec/Prilosec	54	39	36	46	(14)	(15)	38	(18)	(17)	41	9	11
Seroquel XR/IR	29	51	38	21	(29)	(22)	24	17	14	19	(22)	(23)
Others	36	(6)	(4)	26	(28)	(32)	24	(8)	(5)	20	(16)	(17)
COVID-19	275	n/m	n/m	862	n/m	n/m	1,000	16	18	1,866	87	88
Vaxzevria	275	n/m	n/m	862	n/m	n/m	1,000	16	18	1,781	78	79
Evusheld	-	-	-	-	-	-	-	-	-	85	n/m	n/m
Total Product Sales	7,257	4	1	8,045	11	12	9,741	21	22	11,498	18	19

11) Table 36: FY 2020 - Product Sales quarterly sequential analysis[81]

The sequential quarterly Product Sales information included in the Consolidated Financial Information has not been audited by PricewaterhouseCoopers LLP.

	Q1 2020			Q2 2020			Q3 2020			Q4 2020
		Actual	CER		Actual	CER		Actual	CER		Actual	CER
	$m	% change	% change	$m	% change	% change	$m	% change	% change	$m	% change	% change
Oncology	2,502	10	10	2,609	4	6	2,831	8	6	2,908	3	2
Tagrisso	982	11	11	1,034	5	7	1,155	12	9	1,157	-	(1)
Imfinzi	462	9	9	492	6	8	533	8	6	555	4	3
Lynparza	397	13	13	419	5	7	464	11	8	496	7	6
Calquence	88	58	58	107	21	23	145	36	35	182	25	25
Koselugo	-	-	-	7	n/m	n/m	13	75	75	17	34	34
Zoladex	225	15	15	217	(3)	-	230	6	3	216	(6)	(7)
Faslodex	166	-	-	146	(12)	(9)	138	(5)	(8)	130	(6)	(7)
Iressa	77	(3)	(4)	70	(9)	(7)	54	(23)	(24)	67	24	19
Arimidex	50	(1)	(2)	58	17	16	42	(28)	(27)	36	(14)	(16)
Casodex	42	(2)	(3)	47	14	12	44	(7)	(8)	39	(11)	(14)
Others	13	(52)	(52)	12	(11)	(1)	13	4	3	13	2	2
BioPharmaceuticals: CVRM	1,701	(5)	(5)	1,759	3	6	1,794	2	-	1,842	3	1
Farxiga	405	(3)	(3)	443	9	13	525	19	16	586	11	10
Brilinta	408	(5)	(5)	437	7	9	385	(12)	(13)	363	(6)	(6)
Onglyza	141	8	8	115	(19)	(17)	110	(6)	(6)	105	(4)	(5)
Bydureon	100	(28)	(28)	116	16	17	109	(5)	(7)	122	12	11
Byetta	20	(24)	(24)	15	(28)	(28)	15	1	4	19	26	24
Other diabetes	13	(22)	(22)	10	(21)	(19)	11	9	6	12	11	15
Lokelma	11	42	42	17	56	58	21	22	26	28	37	28
Crestor	301	2	1	281	(7)	(4)	300	7	5	298	(1)	(4)
Seloken/Toprol-XL	177	(6)	(6)	218	23	27	225	4	3	200	(11)	(13)
Atacand	66	11	12	59	(11)	(5)	54	(9)	(12)	63	16	14
Others	59	(21)	(22)	48	(18)	(16)	39	(19)	(22)	46	18	17
BioPharmaceuticals: Respiratory & Immunology	1,551	1	1	1,117	(28)	(26)	1,161	4	1	1,528	32	29
Symbicort	790	11	11	653	(17)	(15)	599	(8)	(11)	680	13	13
Pulmicort	380	(8)	(9)	97	(74)	(73)	151	56	49	368	n/m	n/m
Fasenra	199	(3)	(3)	227	14	15	240	5	4	283	18	17
Daliresp	53	(8)	(8)	53	(1)	(3)	57	8	11	54	(4)	(6)
Bevespi	12	9	9	10	(19)	(21)	14	47	46	12	(16)	(17)
Breztri	4	n/m	n/m	7	58	64	10	45	48	6	(39)	(38)
Others	113	(16)	(17)	70	(38)	(36)	90	27	22	125	39	35
Other medicines	557	(15)	(15)	563	1	4	734	30	27	733	-	(2)
Nexium	338	(4)	(4)	377	12	14	401	6	4	377	(6)	(7)
Synagis	85	35	35	90	6	7	118	31	29	78	(34)	(33)
FluMist	-	n/m	n/m	-	n/m	n/m	116	n/m	n/m	179	55	50
Losec/Prilosec	54	18	17	45	(15)	(15)	45	-	-	39	(15)	(18)
Seroquel XR/IR	36	(12)	(12)	27	(26)	(23)	35	32	29	19	(45)	(42)
Others	44	(71)	(70)	24	(46)	(42)	19	(17)	(19)	41	n/m	n/m
Total Product Sales	6,311	1	1	6,048	(4)	(2)	6,520	8	6	7,011	8	6

Table 37: Collaboration Revenue

	FY 2021	FY 2020	FY 2019
	$m	$m	$m
Initial Collaboration Revenue
Nexium (Japan)	75	-	-
Ongoing Collaboration Revenue
Lynparza: regulatory milestones	-	160	60
Lynparza: sales milestones	400	300	450
Lynparza/Koselugo: option payments	-	-	100
Crestor (Spain)	-	-	39
Enhertu: share of gross profits	193	94	-
Roxadustat: share of gross profits	6	30	-
Royalty income	138	62	62
Other Ongoing Collaboration Revenue	64	81	108
Total	876	727	819

Table 38: Other Operating Income and Expense

The table below provides an analysis of Reported Other Operating Income and Expense.

	FY 2021	FY 2020	FY 2019
	$m	$m	$m
Divestment of Viela Bio, Inc. shareholding	776	-	-
Crestor (Europe ex-UK and Spain)	317	-	-
Late stage small-molecule antibiotics assets (ex-US)	100	-	75
Hypertension medicines (ex-US, India and Japan)	-	350	-
Monetisation of an asset previously licensed	-	120	-
Brazikumab licence termination funding	99	107	-
Inderal, Tenormin, Seloken and Omepral (Japan)	-	51	-
Synagis (US)	-	-	515
Losec (ex-China, Japan, US and Mexico)	-	-	243
Seroquel and Seroquel XR (US, Canada, Europe and Russia)	-	-	213
Arimidex and Casodex (various countries)	-	-	181
Nexium (Europe) and Vimovo (ex-US)	-	54	-
Atacand	-	400	-
Other	200	446	314
Total	1,492	1,528	1,541

Financial calendar and other shareholder information

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include Arimidex and Casodex, owned by AstraZeneca or Juvisé (depending on geography); Atacand, owned by AstraZeneca or Cheplapharm (depending on geography); Duaklir and Eklira, trademarks of Almirall, S.A.; Enhertu, a trademark of Daiichi Sankyo; Inderal and Tenormin, owned by AstraZeneca, Atnahs Pharma and Taiyo Pharma Co. Ltd. (depending upon geography); Losec and Omepral, owned by AstraZeneca, Cheplapharm or Taiyo Pharma Co., Ltd (depending on geography); Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or AbbVie Inc. (depending on geography); Tezspire, a trademark of Amgen, Inc.; Vimovo, owned by AstraZeneca or Grünenthal GmbH (depending on geography).

Information on or accessible through AstraZeneca's websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

Announcement of first quarter results:                                      29 April 2022
Announcement of half year and second quarter results            29 July 2022
Announcement of year to date and third quarter results           10 November 2022

Dividends are normally be paid as follows:
First interim:          Announced with the half-year and second-quarter results and paid in September
Second interim:     Announced with full-year and fourth-quarter results and paid in March

The record date for the second interim dividend for 2021, payable on 28 March 2022, will be 25 February 2022. The ex-dividend date will be 24 February 2022.

Addresses for correspondence

Registered office	Registrar and transfer office	Swedish Central Securities Depository	US depositary Deutsche Bank Trust Company Americas
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United Kingdom	United Kingdom	Sweden	United States

+44 (0) 20 3749 5000	0800 389 1580	+46 (0) 8 402 9000	+1 (888) 697 8018
	+44 (0) 121 415 7033		+1 (718) 921 8137
db@astfinancial.com

Cautionary statements regarding forward-looking statements

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter 'the Group') provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group's control, include, among other things:

-    the risk of failure or delay in delivery of pipeline or launch of new medicines
-    the risk of failure to meet regulatory or ethical requirements for medicine development or approval
-    the risk of failures or delays in the quality or execution of the Group's commercial strategies
-    the risk of pricing, affordability, access and competitive pressures
-    the risk of failure to maintain supply of compliant, quality medicines
-    the risk of illegal trade in the Group's medicines
-    the impact of reliance on third-party goods and services
-    the risk of failure in information technology or cybersecurity
-    the risk of failure of critical processes
-    the risk of failure to collect and manage data in line with legal and regulatory requirements and strategic objectives
-    the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce
-    the risk of failure to meet regulatory or ethical expectations on environmental impact, including climate change
-    the risk of the safety and efficacy of marketed medicines being questioned
-    the risk of adverse outcome of litigation and/or governmental investigations
-    intellectual property-related risks to our products
-    the risk of failure to achieve strategic plans or meet targets or expectations
-    the risk of failure in financial control or the occurrence of fraud
-    the risk of unexpected deterioration in the Group's financial position
-    the impact that the COVID-19 global pandemic may have or continue to have on these risks, on the Group's ability to continue to mitigate these risks, and on the Group's operations, financial results or financial condition

Nothing in this document, or any related presentation/webcast, should be construed as a profit forecast.

- End of document -

[19] Systemic lupus erythematosus.

[20] Committee for Medicinal Products for Human Use.

[21] A breast cancer gene mutation.

[22] Human epidermal growth factor receptor 2 positive.

[23] Non-small cell lung cancer.

[24] Neurofibromatosis type 1 (NF1) plexiform neurofibromas (PN).

[25] Paroxysmal nocturnal haemoglobinuria.

[26] Atypical haemolytic uraemic syndrome.

[27] Generalised myasthenia gravis.

[28] Hereditary amyloid transthyretin polyneuropathy,

[29] Transthyretin amyloid cardiomyopathy.

[30] Heart failure with preserved ejection fraction.

[31] Neuromyelitis optica spectrum disorder.

[32] Epidermal growth factor receptor mutation.

[33] Small cell lung cancer.

[34] Chronic lymphocytic leukaemia.

[35] Mantle cell lymphoma.

[36] Hyper-eosinophilic syndrome.

[37] Eosinophilic oesophagitis.

[38] Muscle invasive.

[39] Hepatocellular carcinoma.

[40] Colorectal cancer.

[41] Human epidermal growth factor receptor 2 over expressing.

[42] Triple negative breast cancer.

[43] Myelodysplastic syndrome.

[44] Eosinophilic granulomatosis with polyangiitis.

[45] Chronic rhinosinusitis with nasal polyps.

[46] Over the counter.

[47] Substitution of threonine (T) with methionine (M) at position 790 of exon 20 mutation.

[48] Chemoradiation therapy.

[49] Extensive stage non-small cell lung cancer.

[50] Poly ADP ribose polymerase.

[51] Homologous recombination repair gene mutation.

[52] A targetable gene alteration found in NSCLC.

[53] Sodium-glucose co-transporter-2.

[54] Type-2 diabetes.

[55] An enzyme that destroys the hormone incretin.

[56] Inhaled corticosteroid.

[57] Long-acting beta-agonist.

[58] Chronic obstructive pulmonary disease.

[59] Respiratory syncytial virus.

[60] In Q3 2021 following the acquisition of Alexion, a new column was introduced to present acquisition-related non-core items, primarily unwind of fair value uplift on inventories and acquisition costs.

[61] In previous quarters a separate column had been included for items pertaining to the Diabetes Alliance between AstraZeneca and Bristol-Myers Squibb Company (BMS). From Q3 2021, this column has been removed with amounts now presented in the Intangible Asset Amortisation & Impairments and the Other column as applicable.

[62] Core financial measures are adjusted to exclude certain items. For more information on the Reported to Core financial adjustments, please refer to the Operating and financial review.

[63] Based on best prevailing assumptions around currency profiles.

[64] Based on average daily spot rates in FY 2021.

[65] Based on average daily spot rates from 1 January 2022 to 31 January 2022.

[66] Other currencies include AUD, BRL, CAD, KRW and RUB.

[67] These priorities were determined through a materiality assessment conducted in 2018 with a broad range of external and internal stakeholders, respectively. Combined, they ensure the maximum possible benefit to patients, the Company, broader society and the planet. AstraZeneca's sustainability priorities align with the United Nations Sustainable
      Development Goals (SDG), and, in particular, SDG three for 'Good Health'.

[68] Overall survival.

[69] Single tremelimumab regular interval durvalumab.

[70] Overall response rate.

[71] Duration of response.

[72] Angiotensin-converting enzyme inhibitor.

[73] Angiotensin-receptor blockers.

[74] US Food and Drug Administration.

[75] Intramuscular injection.

[76] The same weighted average number of shares was used for the calculation of basic and diluted loss per share in the quarter as the effect of potentially dilutive shares outstanding was anti-dilutive

[77] As part of the acquisition of Alexion in July 2021, a pre-existing non-controlling interest in Caelum Biosciences, Inc. was recognised. This was valued at $150m, the agreed upon exercise price for the exclusive option to acquire the remaining equity. The option was exercised on 28 September 2021 and the acquisition of Caelum Biosciences closed shortly thereafter on 5 October 2021. Further details are included in Note 5, Acquisition of Alexion.

[78] The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals. *Growth rates on Rare Disease medicines have been calculated by comparing post-acquisition revenues from 21 July 2021 with the corresponding prior year pre-acquisition revenues previously published by Alexion adjusted pro rata to match the post-acquisition period.

[79] The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals. †Growth rates on Rare Disease medicines have been calculated by comparing post-acquisition revenues from 1 October 2021 with the corresponding prior year pre-acquisition Q4 revenues previously published by Alexion.

[80] The table provides an analysis of sequential quarterly Product Sales, with Actual and CER growth rates reflecting quarter-on-quarter growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals. ‡ Sequential growth rates on Rare Disease medicines have been calculated by comparing post-acquisition Q4 revenues with the prior quarter Q3.

[81] The table provides an analysis of sequential quarterly Product Sales, with actual and CER growth rates reflecting quarter-on-quarter growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 10 February 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary